Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.,

SUPERIOR TECHNOLOGIES HOLDING LIMITED

and

SUPERIOR TECHNOLOGIES MERGERSUB LIMITED

Dated as of December 11, 2023

i

ii

Exhibits:

Exhibit A Articles of Merger
Exhibit B Plan of Merger
Schedule 7.1(c) Required Regulatory Approval

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 11, 2023 (this “Agreement”), is entered into by and among Hollysys Automation Technologies Ltd., a BVI business company incorporated under the Laws of the British Virgin Islands (the “Company”), Superior Technologies Holding Limited, an exempted company incorporated under the Laws of the Cayman Islands (“Parent”), and Superior Technologies Mergersub Limited, a BVI business company incorporated under the Laws of the British Virgin Islands and a wholly owned Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the BVI Business Companies Act (as amended) (the “BVI Act”), it is proposed that Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the Surviving Company (as defined below) and becoming a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Board of Directors”), acting upon the unanimous recommendation of a special committee of the Board of Directors constituted on September 29, 2023 consisting of the three existing independent directors (the “Special Committee”), has unanimously (a) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company and its shareholders as a whole (other than the holders of the Excluded Shares) and declared it advisable, to enter into this Agreement, the Plan of Merger (as defined below) and the Articles of Merger (as defined below), (b) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger, the Articles of Merger and the consummation of the Merger and the other transactions contemplated hereby, (c) resolved, subject to Section 6.3(d) and Section 6.3(e), to recommend the approval, adoption and authorization of this Agreement, the Plan of Merger, the Articles of Merger, the Merger and the other transactions contemplated hereby (including the Director Appointment (as defined below)) by the shareholders of the Company at the Shareholders Meeting (as defined below), (d) approved and adopted an amendment to the Company Rights Agreement (as defined below) to render the Company Rights (as defined below) inapplicable to the Merger, this Agreement and the transactions contemplated hereby (the “Rights Agreement Amendment”), and (e) approved a second amendment to the Rights Agreement Amendment, to be adopted as soon as practicable following the execution and delivery of this Agreement;

WHEREAS, the respective boards of directors of Parent and Merger Sub have (a) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement, the Plan of Merger, the Articles of Merger and the consummation of the Merger and the other transactions contemplated hereby and (b) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement, the Plan of Merger and the Articles of Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Merger Sub, and Advanced Technology (Cayman) Limited, an exempted company incorporated under the Laws of the Cayman Islands and the sole shareholder of Parent (the “Rollover Securityholder”) has entered into the Support Agreement pursuant to which the Rollover Securityholder has agreed, among other things, (a) subject to the terms and conditions of the Support Agreement, to vote the Company Securities (as defined below) beneficially owned by it, together with any other Ordinary Shares acquired (whether beneficially or of record) by the Rollover Securityholder after the date hereof and prior to the earlier of the Effective Time (as defined below) and the termination of the Rollover Securityholder’s obligations under the Support Agreement (collectively, the “Rollover Securities”), in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby, and to take certain other actions in furtherance of the transactions contemplated by this Agreement; and (b) subject to the terms and conditions of the Support Agreement, to contribute to Parent immediately prior to the Effective Time all Rollover Securities;

WHEREAS, concurrently with the execution and delivery of this Agreement, Ascendent Capital Partners III, L.P. (the “Guarantor”) has executed and delivered a limited guarantee in favor of the Company, dated as of the date hereof, guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement (the “Limited Guarantee”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1    The Merger. Upon the terms and subject to the satisfaction or written waiver (where permissible) of the conditions set forth in Article VII, and in accordance with the applicable provisions of the BVI Act, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, Merger Sub shall cease to exist and the Company shall continue as the surviving company of the Merger (the “Surviving Company”).

Section 1.2    Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at (a) the offices of Davis Polk & Wardwell LLP, The Hong Kong Club Building, 3A Chater Road, Hong Kong, at 10:00 a.m., Hong Kong time, on the fifth Business Day following the date on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived in accordance with this Agreement, or (b) at such other time and place as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.” For the avoidance of doubt, a condition set forth in Article VII may only be waived in writing by the Party or Parties entitled to such condition under this Agreement.

Section 1.3    Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Merger Sub and the Company shall execute and file, or cause to be filed, the articles of merger, in the form attached hereto as Exhibit A (the “Articles of Merger”) and the plan of merger, in the form attached hereto as Exhibit B (the “Plan of Merger”) with the Registrar of Corporate Affairs of the British Virgin Islands (the “Registrar”) pursuant to Section 171 of the BVI Act, and at the Closing, shall make any and all other filings or recordings required under the BVI Act in connection with the Merger. The Merger shall become effective on the date on which the Articles of Merger are registered by the Registrar or on such date, not exceeding 30 days thereafter, as specified in the Articles of Merger in accordance with Section 173(1) of the BVI Act (the time the Merger becomes effective, the “Effective Time”).

Section 1.4    Effect of the Merger. The Merger shall have the effects set forth in this Agreement, the Plan of Merger, the Articles of Merger and in the applicable provisions of the BVI Act. Without limiting the generality of the foregoing, at the Effective Time, all of the assets (including property), rights, privileges and powers of the Company and Merger Sub shall continue in the Surviving Company, and all claims, debts, liabilities and duties of the Company and Merger Sub shall continue as the claims, debts, liabilities and duties of the Surviving Company.

Section 1.5    Company Memorandum and Articles of Association. At the Effective Time, in accordance with the Plan of Merger and the Articles of Merger, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company, save and except that (a) all references to the name “Superior Technologies Mergersub Limited” shall be amended to “Hollysys Automation Technologies Ltd.”; (b) all references to the shares of the Surviving Company shall be amended to refer to the correct authorized shares of the Surviving Company consistent with the Plan of Merger and the Articles of Merger, until thereafter amended in accordance with the applicable provisions of the BVI Act and such memorandum and articles of association; and (c) such memorandum and articles of association shall include such indemnification provisions as required by Section 6.10(b).

Section 1.6    Directors and Officers.

(a)    The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such director’s earlier death, resignation or removal.

(b)    The officers of the Company (which, for the avoidance of doubt, shall not include the directors of the Company) immediately prior to the Effective Time shall be the officers of the Surviving Company, unless otherwise determined by Parent prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal.

ARTICLE II

EFFECT OF MERGER ON ISSUED SHARES;

MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES

Section 2.1    Effect on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

(a)    Merger Consideration. Each Ordinary Share (as defined below) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares, the Dissenting Shares and any Company Restricted Share Award) shall be cancelled in exchange for the right to receive US$26.50 per Ordinary Share in cash without interest (the “Per Share Merger Consideration”). At the Effective Time, all of the Ordinary Shares that have been cancelled in exchange for a right to receive the Per Share Merger Consideration as provided in this Section 2.1(a) shall no longer be outstanding, shall be cancelled and extinguished and shall cease to exist, and each former holder of Ordinary Shares (other than the Excluded Shares and the Dissenting Shares) that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Ordinary Shares, except for the right to receive the Per Share Merger Consideration without interest, to be paid in consideration therefor in accordance with this Article II;

(b)    Cancellation and Conversion of Certain Shares. Each Ordinary Share owned by the Company as treasury share, or by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time (collectively, the “Cancelled Shares”), shall be cancelled and extinguished automatically and shall cease to exist, and no consideration shall be paid or payable for the Cancelled Shares. Each Ordinary Share held by Parent or any direct or indirect Subsidiary of Parent immediately prior to the Effective Time, including, for the avoidance of doubt, the Rollover Securities that are Ordinary Shares and contributed by the Rollover Securityholder to Parent immediately prior to the Effective Time pursuant to the terms and conditions of the Support Agreement (collectively, the “Rollover Shares”) shall be cancelled and extinguished and shall cease to exist and no consideration shall be delivered in exchange therefor;

(c)    Dissenting Shares. At the Effective Time, all Dissenting Shares shall automatically be cancelled and shall cease to exist or be outstanding, and each Dissenting Shareholder shall cease to be a shareholder of the Company (and shall not be a shareholder of the Surviving Company) and shall cease to have any rights thereto (including any right to receive such holder’s portion of the aggregate Per Share Merger Consideration pursuant to Section 2.1(a)), subject to and except for the right to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with Section 179 of the BVI Act. If any holder of Ordinary Shares fails to validly dissent in accordance with the terms of Section 179 of the BVI Act or has effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost its right to dissent from the Merger under Section 179 of the BVI Act (the “Dissenter Rights”), then the rights of such holder under Section 179 of the BVI Act shall cease to exist, and the underlying Ordinary Shares shall be cancelled in accordance with Section 2.1(a), and shall entitle the holder thereof only to receive the Per Share Merger Consideration without interest in accordance with Section 2.1(a); and

(d)    Shares of Merger Sub. Immediately following the cancellation of Ordinary Shares pursuant to the terms and conditions set out in Section 2.1(a), Section 2.1(b) and Section 2.1(c) above, each ordinary share, par value US$1.00 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall be converted into and become one validly issued and fully paid ordinary share, par value US$0.001 per share, of the Surviving Company and shall constitute the only issued and outstanding shares of the Surviving Company.

Section 2.2    Treatment of Company Equity Awards.

(a)    At the Effective Time, the Company shall (i) terminate the Company Share Plan and any relevant award agreements entered into under the Company Share Plan, (ii) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable, and (iii) cancel each Company Restricted Share Award that is outstanding, whether or not vested.

(b)    Treatment of Company Options and Company Restricted Share Awards.

(i)    Treatment of Vested Company Options. Each holder of a Vested Company Option which is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the product of (x) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option, multiplied by (y) the number of Ordinary Shares underlying such Vested Company Option; provided, that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled without any payment therefor.

(ii)    Treatment of Unvested Company Options. Each holder of an Unvested Company Option that is cancelled at the Effective Time shall, in exchange therefor, be issued with an employee incentive award by the Surviving Company, to replace such Unvested Company Option, pursuant to terms and conditions to be determined by Parent which shall be substantially similar (and which may be settled in cash or property other than shares) to the terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Option.

(iii)    Treatment of Vested Company Restricted Share Awards. Each holder of a Vested Company Restricted Share Award, which is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (without interest), a cash amount equal to the Per Share Merger Consideration with respect to each Vested Company Restricted Share Award.

(iv)    Treatment of Unvested Company Restricted Share Awards. Each holder of an Unvested Company Restricted Share Award that is cancelled at the Effective Time shall, in exchange therefor, be issued with an employee incentive award by the Surviving Company, to replace such Unvested Company Restricted Share Award, pursuant to terms and conditions to be determined by Parent which shall be substantially similar (and which may be settled in cash or property other than shares) to terms and conditions under the Company Share Plan and the award agreement with respect to such Unvested Company Restricted Share Award.

(c)    Taxes. Any payment under this Section 2.2 shall be subject to all applicable Taxes and Tax withholding requirements, each applicable withholding agent shall be entitled to withhold Taxes under applicable Tax law in respect thereof, and each holder of Company Options or Company Restricted Share Awards shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.2.

(d)    Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors and/or the compensation committee thereof, as applicable, shall adopt any resolutions and take any other actions that are reasonably necessary to cause the Company Share Plan, Company Options and the Company Restricted Share Awards to be treated in accordance with Section 2.2(b) above. The Company shall take all reasonable actions necessary to ensure that, if permitted by the Company Share Plan, none of the forfeiture restrictions on the Unvested Company Options and Unvested Company Share Awards will vest as a result of the transactions contemplate by this Agreement and, from and after the Effective Time, neither Parent nor the Surviving Company will be required to issue Ordinary Shares or other share capital of the Company or the Surviving Company to any Person pursuant to the Company Share Plan or in settlement of any Company Option or Company Restricted Share Award (as applicable). Promptly following the date hereof but in any event prior to the Effective Time, the Company shall deliver written notice to each holder of Company Options or Company Restricted Share Awards informing such holder of the effect of the Merger on his or her Company Options or Company Restricted Share Awards (as applicable), and, to the extent required to effect the actions contemplated by this Section 2.2, use reasonable best efforts to seek the written consent of all holders of Company Equity Awards.

Section 2.3    Exchange of Certificates.

(a)    Paying Agent. Prior to the Closing, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to the Company with a paying agent selected by Parent and reasonably acceptable to the Company to act as agent for the shareholders of the Company in connection with the Merger (the “Paying Agent”) to receive payments required to be made pursuant to Section 2.1(a). Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, a cash amount in immediately available funds that are sufficient in the aggregate to provide all funds necessary for the Paying Agent to pay the aggregate Per Share Merger Consideration pursuant to Section 2.1(a) (such cash being hereinafter referred to as the “Exchange Fund”) in trust for the benefit of the holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares). The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States, in commercial paper obligations rated the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion, or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months; provided that no such investment shall affect the amounts payable to the holders of the Ordinary Shares (other than the Excluded Shares and the Dissenting Shares). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable pursuant to Section 2.1(a) shall be promptly returned to the Surviving Company. The funds deposited with the Paying Agent pursuant to this Section 2.3(a) shall not be used for any purpose other than as contemplated by this Section 2.3(a).

(b)    Exchange Procedures.

(i)    Transmittal Materials. Promptly after the Effective Time (and in any event within three (3) Business Days thereafter), Parent and the Surviving Company shall cause the Paying Agent to mail or otherwise provide to each former holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Ordinary Shares, if any (“Certificates”), and each former holder of record of Ordinary Shares held in book-entry form (“Book-Entry Shares”) (in each case, other than the Excluded Shares and the Dissenting Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent or, with respect to Book-Entry Shares, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of Certificates or exchange of Book-Entry Shares, as applicable, for the aggregate Per Share Merger Consideration.

(ii)    Certificates. Upon surrender of Certificates to the Paying Agent, (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)), each holder of record of one or more Certificates, if any (other than holders of Excluded Shares and Dissenting Shares), shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Ordinary Shares represented by such surrendered Certificates by (B) the Per Share Merger Consideration, and the Certificates so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates to the Paying Agent. In the event that any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder thereof and, if reasonably required by the Surviving Company or the Paying Agent, the posting by such holder of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay in respect of such lost, stolen or destroyed Certificates an amount in cash (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product of the number of Ordinary Shares represented by such Certificates multiplied by the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 2.1(a).

(iii)    Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares will not be required to deliver a Certificate to receive the Per Share Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Excluded Shares and Dissenting Shares) shall, upon receipt by the Paying Agent of an “agent’s message” in customary form or other evidence, if any, as the Paying Agent may have reasonably requested, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) equal to the product obtained by multiplying (A) the number of Ordinary Shares represented by such Book-Entry Shares by (B) the Per Share Merger Consideration. No interest will be paid or accrued on any amount payable upon due receipt of by the Paying Agent of an “agent’s message” in customary form or other evidence, if any, as the Paying Agent may have reasonably requested.

(iv)    Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Ordinary Shares that is not registered in the register of members of the Company or if payment of the aggregate Per Share Merger Consideration is to be made to a Person other than the Person in whose name the Certificates or Book-Entry Shares, as applicable, is registered, a check for any cash to be exchanged upon due surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or receipt by the Paying Agent of an “agent’s message” or other evidence, if any, as the Paying Agent may have reasonably requested in the case of Book-Entry Shares, as applicable, may be issued to such transferee or other Person if the Certificates formerly representing such Ordinary Shares or the Book-Entry Shares, as applicable, are properly presented to the Paying Agent accompanied by all documents required to evidence, to the reasonable satisfaction of the Surviving Company, and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v)    Expenses. The Surviving Company shall pay all charges and expenses, including those of the Company, the Surviving Company and the Paying Agent, in connection with the exchange of Ordinary Shares for the aggregate Per Share Merger Consideration in accordance with this Section 2.3.

(c)    Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Ordinary Shares for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand. Any holder of Certificates or Book-Entry Shares (in each case, other than Excluded Shares and the Dissenting Shares) who has not theretofore complied with this Section 2.3 shall thereafter be entitled to look to the Surviving Company for payment of the relevant aggregate Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) upon due surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or delivery of an “agent’s message” or other evidence, if any, as the Surviving Company may have reasonably requested in the case of Book-Entry Shares (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)), without any interest thereon and the Surviving Company, subject to the following sentence, shall remain liable for payment of such holder’s claim for the relevant aggregate Per Share Merger Consideration payable upon due surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or due receipt by the Surviving Company of an “agent’s message” or other evidence, if any, as the Surviving Company may have reasonably requested in the case of Book-Entry Shares. Notwithstanding anything to the contrary herein, none of the Surviving Company, Parent, the Company, the Paying Agent or any other Person shall be liable to any former holder of Ordinary Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Company, free and clear of all claims of interest of any Person previously entitled thereto.

(d)    Transfers. From and after the Effective Time, the register of members of the Company shall be closed, and there shall be no transfers on the register of members of the Surviving Company of the Ordinary Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any evidence of a Certificate or Book-Entry Share is presented, and acceptable, to the Surviving Company, Parent or the Paying Agent for transfer, subject to compliance with the procedures set forth in this Section 2.3, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to Section 2.1(a) (without interest and after giving effect to any required Tax withholdings as provided in Section 2.3(e)). The relevant aggregate Per Share Merger Consideration paid upon surrender of Certificates (or affidavits if Certificates are lost, stolen or destroyed) or receipt by the Paying Agent of an “agent’s message” or other evidence, if any, as the Paying Agent may have reasonably requested in the case of Book-Entry Shares in accordance with the terms of this Section 2.3 shall be deemed to have been paid in full satisfaction of all rights pertaining to the Ordinary Shares formerly represented by such Certificates (or affidavits) or Book-Entry Shares, as applicable.

(e)    Withholding Rights. Notwithstanding anything herein to the contrary, each of the Paying Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of Ordinary Shares, Company Options or Company Restricted Share Awards such amounts as it is required to deduct and withhold under any applicable Law relating to Taxes. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall be remitted by the Paying Agent, Parent or the Surviving Company, as applicable, to the applicable Governmental Authority, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the holder of the Ordinary Shares, Company Options or Company Restricted Share Awards in respect of which such deduction and withholding was made by Parent, the Surviving Company, the Paying Agent or Merger Sub, as the case may be.

(f)    Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to holders of Ordinary Shares who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Surviving Company, as applicable, of their current contact details. A holder of Ordinary Shares will be deemed to be untraceable if (i) such Person has no registered address in the register of members maintained by the Company, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Person by the Company, in respect of such dividend either (x) has been sent to such Person and has been returned undelivered or has not been cashed or (y) has not been sent to such Person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Shareholders Meeting convened to vote on the Merger has been sent to such Person and has been returned undelivered. Monies due to Dissenting Shareholders and holders of Ordinary Shares who are untraceable should be returned to the Surviving Company on-demand and held in a non-interest bearing bank account for the benefit of Dissenting Shareholders and holders of Ordinary Shares who are untraceable. Dissenting Shareholders and holders of Ordinary Shares who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company. Monies unclaimed after a period of three (3) years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

Section 2.4    Dissenting Shares. The Company shall give Parent (i) prompt notice of any written notice of exercise of Dissenter Rights, any attempted withdrawals of such Dissenter Rights, and any other instruments served pursuant to Section 179 of the BVI Act and received by the Company relating to its shareholders’ exercise of Dissenter Rights, and (ii) the opportunity to direct all negotiations and proceedings with respect to any exercise of Dissenter Rights under the BVI Act and the exclusive right to select the appraiser (if any) which is to be appointed by the Company under Section 179(9)(a). The Company shall not, except with the prior written consent of Parent, make any offers in excess of Per Share Merger Consideration or payment with respect to any exercise of Dissenter Rights or any demands for appraisal or offer to settle or settle any such Dissenter Rights or any demands or approve any withdrawal of any such Dissenter Rights or demands.

Section 2.5    Adjustments. Notwithstanding anything to the contrary herein, in the event that the number of Ordinary Shares or securities convertible or exchangeable into or exercisable for Ordinary Shares issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of Ordinary Shares or securities of a different class as a result of a reclassification, share split (including a reverse share split), combination, share dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer, or other similar transaction (but excluding any change that results from any exercise of Company Options to purchase Ordinary Shares or the vesting of any Company Options or Company Restricted Share Awards), then the Per Share Merger Consideration shall be equitably adjusted to provide to Parent and the holders of Ordinary Shares or Company Equity Awards the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.5 shall be construed to permit the Company, any Subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the Company SEC Documents filed with, or furnished to, the SEC prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Document filed on or after the date hereof and excluding disclosures in the Company SEC Documents contained in the “Risk Factors” and “Forward Looking Statements” sections and any other sections to the extent they are forward-looking or cautionary in nature, in each case, other than any specific factual information contained therein), or (ii) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent:

Section 3.1    Corporate Existence and Power; Organization.

(a)    The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands and has all corporate or similar organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified or licensed to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification or license is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(b)    The corporate structure of the Group Companies and the ownership among the Group Companies and the establishment thereof are in compliance with all applicable Laws in all material respects. Except as set forth in Section 3.1(b) of the Company Disclosure Letter, there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company owns of record any equity or other interest or right (contingent or otherwise) to acquire the same.

(c)    All memorandum and articles of association or equivalent organizational documents of the Group Companies are in full force and effect as of the date hereof. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material aspect.

Section 3.2    Corporate Authorization.

(a)    The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of holders of Ordinary Shares representing at least a majority of the Ordinary Shares present and voting in person or by proxy at the Shareholders Meeting is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Requisite Vote”). This Agreement, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”).

(b)    By resolutions duly adopted by the vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to Parent, the Board of Directors, upon the recommendation of the Special Committee, has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Company and its shareholders as a whole (other than the holders of the Excluded Shares) and declared it advisable to enter into this Agreement, the Plan of Merger and the Articles of Merger, (ii) approved the execution, delivery and performance by the Company of this Agreement, the Plan of Merger, the Articles of Merger and the consummation of the Merger and the other transactions contemplated hereby, (iii) resolved, subject to Section 6.3(d) and Section 6.3(e), to recommend the approval, adoption and authorization of this Agreement, the Plan of Merger, the Articles of Merger, the Merger and the other transactions contemplated hereby (including the Director Appointment) by the shareholders of the Company at the Shareholders Meeting (such recommendation, the “Company Board Recommendation”), (iv) approved and adopted the Rights Agreement Amendment (a copy of which amendment was provided to Parent by the Company prior to the date of this Agreement) and (v) approved a second amendment to the Rights Agreement, to be adopted as soon as practicable following the execution and delivery of this Agreement (a copy of which amendment was mutually agreed between the Company and Parent).

Section 3.3    Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of the Plan of Merger, the Articles of Merger and related documents with the Registrar pursuant to the BVI Act, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable state or federal securities laws, (iii) compliance with the applicable requirements of the Nasdaq Global Select Market, (iv) the Required Regulatory Approvals and (v) any actions or filings the absence of which would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.4    Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not, (i) contravene, conflict with, or result in any violation or breach of any provision of the Memorandum and Articles of Association or any equivalent organizational documents of any other Group Company, assuming that the Company Requisite Vote will be obtained, (ii) contravene, conflict with or result in a violation or breach of any provision of any applicable Law, assuming compliance with the matters referred to in Section 3.3, (iii) require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Contract or obligation to which any Group Company is a party or by which any of their respective properties or assets are bound, or (iv) result in the creation or imposition of any Lien (other than any Permitted Lien) on any asset or property of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.5    Capitalization.

(a)    The Company is authorised to issue 190,000,000 shares divided into: (i) 100,000,000 ordinary shares of US$0.001 par value each (the “Ordinary Shares”) and (ii) 90,000,000 preferred shares of US$0.001 par value each (the “Preferred Shares”). As of December 10, 2023:

(i)    60,787,934 Ordinary Shares (for the avoidance of doubt, excluding the 1,236,475 Ordinary Shares underlying Company Restricted Share Awards as set forth in Section 3.5(a)(iii) and the 491,615 Ordinary Shares issuable upon exercise of Company Options as set forth in Section 3.5(a)(iv)) are issued and outstanding;

(ii)    no Preferred Shares are issued and outstanding;

(iii)    1,236,475 Ordinary Shares underlying Company Restricted Share Awards; and

(iv)    491,615 Ordinary Shares are issuable upon exercise of Company Options.

All outstanding Ordinary Shares have been duly authorized, validly issued and fully paid.

(b)    Except as set forth in Section 3.5(a) and the Company Rights Agreement, and except for this Agreement and the transactions contemplated hereby, as of the date of this Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. The Company does not have outstanding any bonds, debentures or notes that provide the holders thereof with the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matter on which the shareholders of the Company may vote. The Company does not have any secured creditors holding a fixed or floating security interest.

(c)    Section 3.5(c) of the Company Disclosure Letter sets forth the following information with respect to each Company Option outstanding as of December 10, 2023: (i) the exercise or purchase price of such Company Option; (ii) the date on which such Company Option was granted; (iii) the vesting schedule and other vesting conditions (if any) of such Company Option; and (iv) the date on which such Company Option expires. The grant of each such outstanding Company Option was validly made and properly approved by the Company Board (or a duly authorized committee thereof) and any shareholder approval by the necessary number of votes in compliance with the terms of the relevant Company Share Plan, the Exchange Act, the rules and regulations of the Nasdaq Global Select Market and all other applicable Laws. Except as set forth in Section 3.5(c) of the Company Disclosure Letter or as otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Option as a result of the transactions contemplated hereby.

(d)    Section 3.5(d) of the Company Disclosure Letter sets forth the following information with respect to each Company Restricted Share Award outstanding as of December 10, 2023: (i) the date on which such Company Restricted Share Award was granted; (ii) the vesting schedule and other vesting conditions (if any) of such Company Restricted Share Award; and (iii) the date on which such Company Restricted Share Award expires. The grant of each such Company Restricted Share Award was validly made and properly approved by the Company Board (or a duly authorized committee thereof) and any shareholder approval by the necessary number of votes in compliance in material respect with the terms of the Company Share Plan, the Exchange Act, the rules and regulations of the Nasdaq Global Select Market and all other applicable Laws. Except as set forth in Section 3.5(d) of the Company Disclosure Letter or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Restricted Share Award as a result of the transactions contemplated hereby.

(e)    All Ordinary Shares subject to issuance upon due exercise of a Company Option or settlement of a Company Restricted Share Award, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued and fully paid. The Company has made available to Parent accurate and complete copies of (i) the Company Share Plan pursuant to which the Company has granted the Company Options and Company Restricted Share Awards that are currently outstanding, (ii) the form of award agreement evidencing such Company Options and Company Restricted Share Awards and (iii) award agreements evidencing such Company Options and Company Restricted Share Awards with terms that are materially different from those set forth in the form of award agreement.

Section 3.6    Subsidiaries.

(a)    Each Subsidiary of the Company has been duly organized or formed, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization or formation, has all corporate or similar organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary is duly qualified or licensed to do business as a foreign entity and (where applicable) is in good standing in each jurisdiction where such qualification or license is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.

(b)    All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien (other than any Permitted Lien). As of the date of this Agreement, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.

(c)    Except as otherwise disclosed in Section 3.6(c) of the Disclosure Letter, the outstanding shares, share capital or registered capital, as the case may be, of each of the Subsidiaries of the Company is duly authorized, validly issued, fully paid and nonassessable, and the portion of the outstanding shares, share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and such other entity in which a Group Company owns or otherwise holds any equity interest as of the date hereof is owned by such Group Company free and clear of all Liens (other than Permitted Liens). There are no outstanding contractual obligations of any Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries.

Section 3.7    SEC Filings and the Sarbanes-Oxley Act.

(a)    The Company has filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since July 1, 2020 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), each Company SEC Document complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be.

(c)    As of its filing date (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), each Company SEC Document filed pursuant to the Exchange Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)    Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)    The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Document. The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has, in material compliance with Rule 13a-15 or Rule 15d-15 under the Exchange Act, (i) designed disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. As of the end of the period covered by the Company’s most recently filed annual report under the Exchange Act, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Section 3.8    Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes thereto) included or incorporated by reference in the Company SEC Documents fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, changes in shareholders’ equity and cash flows for the respective periods indicated therein (subject to, in the case of any unaudited interim financial statements, normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain footnotes in accordance with the rules of the SEC relating to unaudited financial statements). The amount of “cash and cash equivalents” presented on each of the consolidated balance sheets contained in or incorporated by reference into the Company SEC Documents is presented, in material respects, in conformity with GAAP and applicable SEC rules and accurately presents the consolidated cash position of the Company in all material respects as of each such date presented.

Section 3.9    Disclosure Documents. The proxy statement of the Company (the “Proxy Statement”) to be furnished to the SEC in connection with the Merger will, when filed or furnished, comply as to form in all material respects with applicable Law and any applicable rules and regulations of the Exchange Act, the SEC and the Nasdaq Global Select Market. At the time the Proxy Statement and any amendments or supplements thereto is first mailed to the shareholders of the Company and at the time of the Company Requisite Vote, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 3.9 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Sub or any of their respective Representatives.

Section 3.10    Absence of Certain Changes. Since the Company Balance Sheet Date, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices. Since the Company Balance Sheet Date, there has not been any event, occurrence, development or state of circumstances or facts that has had or would have, individually or in the aggregate, a Material Adverse Effect.

Section 3.11    No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind, other than: (i) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date; (iii) liabilities incurred in connection with the transactions contemplated hereby; and (iv) liabilities that would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12    Permits; Compliance with Laws and Court Orders.

(a)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Group Companies is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority necessary for it to conduct its business as it is being conducted as of the date of this Agreement (the “Material Company Permits”); (ii) all of the Material Company Permits are valid and in full force and effect; (iii) none of the Group Companies is in violation of any Material Company Permits; and (iv) no suspension or cancellation of any of the Material Company Permit is pending.

(b)    The Group Companies are in compliance with, and, to the knowledge of the Company, are not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law or the applicable listing, corporate governance and other rules and regulations of NASDAQ, except for failures to comply or violations that would not have, individually or in the aggregate, a Material Adverse Effect.

(c)    In the past five (5) years, no Group Company, or to the knowledge of the Company, any of their respective directors, officers, employees or other persons acting on behalf of any Group Company has violated any Anticorruption Law, nor has any Group Company, or to the knowledge of the Company, any of their respective directors, officers, employees or other persons acting on behalf of any Group Company (x) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment, that would violate any applicable Anticorruption Laws, or (y) offered, paid, promised to pay, or authorized the payment of any money or anything of value, to any Government Official in a manner which would violate any applicable Anticorruption Law.

(d)    In the past five (5) years, no Group Company has conducted or initiated any internal investigation or made a voluntary, directed, involuntary or other disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any noncompliance with any Anticorruption Law, nor to the knowledge of the Company, any of their respective directors, officers, employees or other persons acting on behalf of any Group Company has received any written notice, request, allegation or citation from a Governmental Authority for any noncompliance with any Anticorruption Law. The Group Companies have implemented policies and procedures designed to ensure that each Group Company and the employees and other intermediaries of the Group Companies comply with the U.S. Foreign Corrupt Practices Act of 1977 and all other applicable Anticorruption Laws. The Group Companies have implemented and maintain effective internal controls reasonably designed to prevent and detect violations of Anticorruption Laws. The Group Companies have maintained accurate books and records in compliance with all applicable Anticorruption Laws.

(e)    No Group Company, or to the knowledge of the Company, any of their respective directors, officers, employees or other persons acting on behalf of any Group Company is a Prohibited Person. No Group Company has engaged in any business or dealings involving or relating to (i) a Sanctioned Jurisdiction; or (ii) a Prohibited Person, in each case, to the extent such activities would violate applicable Laws.

Section 3.13    Litigation. As of the date of this Agreement, there is no Action pending against, or, to the knowledge of the Company, threatened against or affecting, any Group Company, or any share, security, equity interests, material property or asset of any Group Company, before (or, in the case of threatened Actions, would be before) or by any Governmental Authority, which (a) has, or would have, individually or in the aggregate, a Material Adverse Effect, or (b) seeks to enjoin, restrain or prevent the Merger or other transactions contemplated hereby. As of the date of this Agreement, no Group Company, nor any share, security, equity interests, or material property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, except as would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.14    Properties.

(a)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date and all other properties and assets necessary to conduct their respective businesses as conducted as of the date hereof (excluding Leased Real Property and Intellectual Property), in each case free and clear of all Liens (other than Permitted Liens), except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, (ii) the Group Companies’ possession of the Leased Real Property under such Lease has not been disturbed and, to the knowledge of the Company, there are no disputes with respect to such Lease, (iii) neither any Group Company nor, to the knowledge of the Company, any other party to the Lease is in breach or default under such Lease, and (iv) the Group Companies have a valid and subsisting leasehold interest in all property under the Leases, in each case free and clear of all Liens (other than Permitted Liens).

Section 3.15    Intellectual Property and IT Security.

(a)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries owns all right, title and interest in and to, or has a valid and enforceable right to use all Intellectual Property used in, or necessary for, the conduct of its business as currently conducted and as currently proposed to be conducted (the “Company Intellectual Property”).

(b)    The Company Intellectual Property is (i) valid and enforceable, and (ii) free and clear of any Liens (other than Permitted Liens). As of the date of this Agreement, there is no Action pending or, to the knowledge of the Company, threatened in writing, that challenges the validity, enforceability, ownership, registration, or use of any Company Intellectual Property.

(c)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, as of the date of this Agreement, there is no Action pending against the Company or any of its Subsidiaries alleging that (i) any services provided, processes used or products manufactured or sold by the Company or any of its Subsidiaries infringes any Intellectual Property rights of any Person; or (ii) any Person has infringed, misappropriated or otherwise violated any Company Intellectual Property.

(d)    The Company and each of its Subsidiaries has in place commercially reasonable measures designed to protect and maintain all Company Intellectual Property, including the confidentiality of any material trade secrets included therein. Each employee or consultant of the Company and its Subsidiaries who independently or jointly contributed to or otherwise participated in the authorship, invention, creation or development of any Intellectual Property (each such Person, a “Creator”) has (i) agreed to maintain and protect the trade secrets and confidential information of the Company, (ii) assigned to the Company or its applicable Subsidiary all Intellectual Property authored, invented, created or developed by such Person on behalf of the Company or any of its Subsidiaries in the course of such Creator’s employment or other engagement with the Company or any of its Subsidiaries, and (iii) has waived any and all rights to royalties or other consideration or non-assignable rights in respect of all such Intellectual Property. Except as would not have, individually or in the aggregate, have a Material Adverse Effect, there has been no unauthorized access, use or disclosure of any such source code or trade secrets included in the Company Intellectual Property.

(e)    The Company and each of its Subsidiaries has in place commercially reasonable measures designed to protect the confidentiality, integrity, and security of the IT Systems and Personal Data, and commercially reasonable back-up and disaster recovery procedures designed for the continued operation of their businesses in the event of a failure of the IT Systems. Except as would not have, individually or in the aggregate, have a Material Adverse Effect, there has been no security breach to the IT Systems that has resulted in the unauthorized access, use, disclosure, modification, encryption, loss, or destruction of any material information or data contained or stored therein.

(f)    Except as would not have, individually or in the aggregate, have a Material Adverse Effect, the Company and each of its Subsidiaries is in compliance, and has been in compliance with the Data Protection Laws and the written and published policies of the Company and its Subsidiaries. As of the date of this Agreement, there is no Action pending, or, to the knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries, including by any Governmental Authority, with respect to their collection, retention, storage, security, disclosure, transfer, disposal, use, or other processing of any Personal Data.

Section 3.16    Taxes.

(a)    All material Tax Returns required by applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all applicable Law, and all such material Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b)    The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable or required to be withheld and remitted, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books. There are no material Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Taxes except Liens for current Taxes not yet due or Liens for Taxes that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP. As of the date of this Agreement, there is no Action pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset. No material assessment, deficiency or adjustment with respect to Taxes has been asserted or proposed against the Company or any of its Subsidiaries that has not been fully settled and paid.

(c)    Each of the Company and its Subsidiaries is resident for Tax purposes only in its jurisdiction of incorporation and is not a Tax resident of or subject to Tax by any other jurisdiction.

(d)    Neither the Company nor any of its Subsidiaries has been party to or participated in any transaction a purpose of which is the avoidance of Taxes in violation of applicable Law.

(e)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have been in compliance with all terms and conditions of any Tax exemption, incentives or similar benefits, and the consummation of the transactions contemplated by this Agreement does not have any adverse effect on any such Tax exemption, incentives or benefits.

Section 3.17    Employee Benefit Plans.

(a)    Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) each Employee Plan has been established, funded, maintained and administered in accordance with its terms and in compliance with the applicable provisions of all applicable Laws, and (ii) with respect to each Employee Plan, as of the date of this Agreement, no Actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened.

(b)    A “Employee Plan” is a benefit plan, policy, program, contract or arrangement providing employment, compensation or benefits (i) to any current or former director, officer, employee or individual contractor or service provider, including bonus plans, employment, severance, employee loan, fringe benefits, change in control, retention, transaction or similar bonuses, incentive equity or equity-based compensation, or deferred compensation arrangements, or (ii) that is contributed to, sponsored or maintained by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any current or contingent obligation or liability, other than a plan, policy, program, or arrangement which is required to be maintained by applicable Law.

(c)    The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former director, officer, employee or independent contractor or service provider of the Company or any of its Subsidiaries to severance pay or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan.

(d)    Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other contract or understanding with a labor union or organization.

(e)    All contributions and payments accrued under each Employee Plan, determined in accordance with prior funding and accrual practices, as adjusted to include proportional accruals for the period ending as of the date hereof, have been discharged and paid on or prior to the date hereof except to the extent reflected as a liability on the Company Balance Sheet, and the fair market value of the assets of each funded Employee Plan, the liability of each insurer for any Employee Plan funded through insurance or the book reserve established for any Employee Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement.

(f)    As of the date of this Agreement, there is no Action pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan before any Governmental Authority.

(g)    No employee or former employee of the Company or any of its Subsidiaries will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced such benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby.

Section 3.18    Environmental Matters.

(a)    Except as would not have, individually or in the aggregate, a Material Adverse Effect:

(i)    as of the date of this Agreement, no written notice, Order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws, and there are no Action pending or, to the Company’s knowledge, threatened which allege a violation by the Company or any of its Subsidiaries of any Environmental Laws;

(ii)    the Company and each of its Subsidiaries have all environmental permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance with the terms of such permits; and

(iii)    the operations of the Company and each of its Subsidiaries are in compliance with the terms of applicable Environmental Laws.

(b)    Except as set forth in this Section 3.18, no representations or warranties are being made with respect to matters arising under or relating to environmental matters.

Section 3.19    Material Contracts.

(a)    Except (i) for this Agreement, (ii) as filed as exhibits to the Company SEC Documents as a “material contract” pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act, or (iii) as set forth in Section 3.19(a) of the Company Disclosure Letter, as of the date of this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any of the following types of Contracts, excluding in each case, Contracts under which such Group Company has no material outstanding rights or obligations (such Contracts, the “Material Contracts”):

(i)    any Contract containing any provision or covenant limiting in any material respect the ability of the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Company or any of their respective Subsidiaries) to (A) sell any products or services of or to any other Person or in any geographic region, (B) engage in any line of business or (C) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or any of its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Company or any of their respective Subsidiaries);

(ii)    any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, strategic cooperation or similar arrangement that is material to the Group Companies;

(iii)    any Contract involving a loan (other than accounts receivable in the ordinary course of business) or advance to, or investment in, any Person in the amount of more than US$3,000,000, other than to intercompany loans in the ordinary course of business;

(iv)    any Contract involving indebtedness of the Company or any of its Subsidiaries except for any indebtedness (A) as set forth in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on September 20, 2023, (B) incurred in the ordinary course of business, (C) incurred pursuant to this Agreement or in connection with the transactions contemplated hereby, or (D) not in excess of US$3,000,000;

(v)    any Contract for the acquisition, disposition, sale, transfer or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries that have a fair market value or purchase price of more than US$5,000,000 (by merger, purchase or sale of assets or stock or otherwise);

(vi)    any management service, consulting, financial advisory or any other similar type Contract and all Contracts with investment or commercial banks, in excess of US$3,000,000;

(vii)    any Contracts relating to or in connection with any outstanding resolution or settlement of any actual or threatened litigation, arbitration, claim or other dispute in excess of US$3,000,000;

(viii)    any Contract for the employment of any officer, individual employee or other person by the Company or any of its Subsidiaries on a full-time or consulting basis or any severance agreements, in each case calling for payments in excess of US$3,000,000 annually;

(ix)    any Contract pursuant to which any other party has the right to terminate such Contract as a result of this Agreement or the consummation of the transactions contemplated hereby, including the Merger and the Director Appointment;

(x)    any Contract with a currently effective “standstill” restriction on any person with respect to the Company’s securities;

(xi)    any material Contract outside the ordinary course of business of the Company or not on arm’s length terms between the Company or any of its Subsidiaries, on one hand, and any Affiliate, or director, or executive officer, or any person beneficially owning five percent (5%) or more of the outstanding equity securities of any Group Company or any of their respective Affiliates (other than the Group Companies), or immediate family members or any of the respective Affiliates of such family members, on the other hand; or

(xii)    any other Contract the existence, substance or termination of which could have a Material Adverse Effect.

(b)    Except for breaches, violations or defaults which would not have, individually or in the aggregate, a Material Adverse Effect, (i) each of the Material Contracts is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception, (iii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, (iv) neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract, (v) to the Company’s knowledge, no Person intends to terminate or cancel any Material Contract, (vi) to the Company’s knowledge, no fact or event exists that would give rise to any claim of default under any Material Contract, and (vii) neither the execution of this Agreement nor the consummation of any transaction contemplated hereby shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract.

Section 3.20    Finders’ Fees. Except for the Financial Advisor, a copy of whose engagement agreement has been provided to Parent (an “Advisor Contract”), there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 3.21    Opinion of Financial Advisor. The Company has received the opinion of Deutsche Bank AG, Hong Kong Branch, financial advisor to the Special Committee (the “Financial Advisor”), to the effect that, as of the date of this Agreement, and based upon and subject to the assumptions, limitations and qualifications set forth in the Financial Advisor’s written opinion, the Per Share Merger Consideration to be received by the holders of Ordinary Shares (other than the Excluded Shares) pursuant to this Agreement is fair from a financial point of view to such holders. A copy of such opinion will be delivered to Parent after the date of this Agreement for information purposes only. It is agreed and understood that such opinion may not be relied on by Parent, Merger Sub or any of their respective Affiliates.

Section 3.22    Company Rights Agreement. Other than the Company Rights Agreement, the Company is not party to any Takeover Statute. The Board of Directors and the Company have taken all necessary actions so that any Takeover Statute does not, and will not, apply to the Merger, this Agreement and the transactions contemplated hereby, including any action necessary to render the Company Rights issued pursuant to the terms of the Company Rights Agreement inapplicable to the Merger, this Agreement and the transactions contemplated hereby.

Section 3.23    Interested Party Transactions. The Company has disclosed in the Company SEC Documents each material Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of the Company, on the other hand, entered into during fiscal years covered by such Company SEC Documents.

Section 3.24    Insurance. Except as would not have, individually or in the aggregate, a Material Adverse Effect, (a) the Group Companies maintain policies of insurance coverage against such risks and in such amounts as are in compliance with applicable Laws, and (b) all such policies are in full force and effect (with all premiums due and payable thereon having been paid in full).

Section 3.25    No Other Representations and Warranties.

(a)    Except for the representations and warranties set forth in this Article III, each of Parent and Merger Sub acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company to Parent or Merger Sub, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Sub, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

(b)    Each of Parent and Merger Sub also acknowledges and agrees that the Company makes no representation or warranty with respect to any projections, forecasts or other estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to Parent, Merger Sub or their respective Representatives or Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.1    Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, each of Parent and Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 4.2    Corporate Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby are within the corporate powers of Parent and Merger Sub and have been duly authorized by all necessary corporate action. This Agreement, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and binding agreement of each of Parent and Merger Sub, subject to the Bankruptcy and Equity Exception.

Section 4.3    Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of the Plan of Merger, the Articles of Merger and related documents with the Registrar pursuant to the BVI Act, (ii) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable state or federal securities laws, (iii) compliance with the applicable requirements of the Nasdaq Global Select Market, (iv) the Required Regulatory Approvals and (v) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4    Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation, bylaws or constitutional documents of Parent or Merger Sub, (ii) assuming compliance with the matters referred to in Section 4.3, contravene, conflict with or result in a violation or breach of any provision of any applicable Law, (iii) assuming compliance with the matters referred to in Section 4.3, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5    Disclosure Documents. The information supplied by Parent for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the shareholders of the Company and at the time of the Company Requisite Vote, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by or on behalf of the Company or any of its Representatives in writing.

Section 4.6    Finders’ Fees. As of the date hereof, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 4.7    Financing.

(a)    Parent has delivered to the Company true and complete copies of (i) fully executed commitment letters, from Industrial Bank Co., Ltd. Hong Kong Branch (the “Financing Bank”) (including all exhibits, schedules, and annexes thereto, and the executed fee letter (if any) associated therewith and referenced therein (except that the commitment letters (including the term sheet annexed thereto) and the fee letter are subject to redactions of commercially sensitive information)), as may be amended, supplemented or modified in accordance with the terms hereof, collectively, the “Debt Financing Commitments”), pursuant to which the Debt Financing Sources party thereto have committed, subject to the terms and conditions set forth therein, to lend the amounts set forth therein (the “Debt Financing”) for the purposes of funding the transactions contemplated by this Agreement, and related fees, costs and expenses, (ii) the executed commitment letters, dated as of the date hereof, between Merger Sub and each of the Investors, respectively (including all exhibits, schedules and annexes thereto (if any), as may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof, collectively, the “Equity Commitment Letters”), pursuant to which such Investor has committed, subject to the terms and conditions set forth therein, to invest up to the cash amount set forth therein (collectively, the “Cash Financing”) and (iii) the Support Agreement (together with the Equity Commitment Letters, collectively, the “Equity Financing Commitments” and together with the Debt Financing Commitments, collectively, the “Financing Commitments”), pursuant to which, subject to the terms and conditions therein, the Rollover Securityholder have committed to contribute to Parent, immediately prior to the Effective Time, the number of Rollover Securities set forth therein and to consummate the Merger and other transactions contemplated by this Agreement] (together with the Cash Financing, collectively, the “Equity Financing” and together with the Debt Financing, collectively, the “Financing”). Each Equity Financing Commitment provides that the Company is a third party beneficiary thereof and entitled to enforce such Equity Financing Commitment in accordance with the terms and conditions set forth therein. The Financing Commitments are in full force and effect with respect to, and are the legal, valid, binding and enforceable obligations of, Parent, Merger Sub and each of the other parties thereto, in each case, subject to the Bankruptcy and Equity Exception.

(b)    None of the Financing Commitments has been amended or modified, no such amendment or modification (other than as permitted under Section 6.11) is contemplated, the obligations and commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission (other than as permitted under Section 6.11) is contemplated. Parent or Merger Sub has fully paid any and all fees that are payable on or prior to the date hereof under the Financing Commitments and will pay when due all other fees arising thereunder as and when they become due and payable thereunder.

(c)    Except as expressly set forth in the Debt Financing Commitments and Buyer Group Contracts, there are no side letters, contract, agreement, arrangement, commitment to which Parent or Merger Sub is a party that imposes conditions, affects the availability of or modifies, amends or expands the conditions to the funding of the Financing (except for (x) those as expressly set forth in the Financing Commitments and (y) customary engagement letters and non-disclosure agreements that do not impact the conditionality or amount of the Financing) or the transactions contemplated hereby.

(d)    As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Financing Commitments. The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the applicable Financing available to Parent or Merger Sub on the terms and conditions therein. As of the date hereof, Parent and Merger Sub have no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or the Financing will not be available to Parent or Merger Sub on the Closing Date. Assuming (x) the conditions in Section 7.1 and Section 7.2 are satisfied or waived, and (y) the Financing is funded in accordance with the Financing Commitments, Parent and Merger Sub will have on the Closing Date funds sufficient to (i) pay the aggregate Per Share Merger Consideration and the other payments under Article II and (ii) pay any and all fees and expenses required to be paid in connection with the Merger, the other transactions contemplated by this Agreement and the Financing (collectively, the “Required Amount”).

Section 4.8    Limited Guarantees. Parent has furnished to the Company a true and complete copy of the Limited Guarantee. The Limited Guarantee is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms (subject to the Bankruptcy and Equity Exception) and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under the Limited Guarantee.

Section 4.9    Ownership of Shares. As of the date of this Agreement, other than the Rollover Securities, none of Parent, Merger Sub and the other Buyer Group Parties beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Ordinary Shares or any other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company or any option, warrants or other rights to acquire or vote any Ordinary Shares or any other securities of the Company, or to acquire any other economic interest (through derivative securities or otherwise) in the Company.

Section 4.10    Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming (a) the satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, (b) the accuracy of the representations and warranties set forth in Article III of this Agreement (for this purpose, such representations and warranties shall be true and correct in all material respects without giving effect to any materiality or Material Adverse Effect qualifiers contained therein) and, after giving effect to the transactions contemplated by this Agreement, including the Financing, any Alternative Financing, the payment of the aggregate Per Share Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement or the Debt Financing Commitments and the payment of all related fees and expenses, the Surviving Company on a consolidated basis will be solvent (as such term is used under the Laws of the British Virgin Islands) as of the Effective Time and immediately after the consummation of the transactions contemplated hereby.

Section 4.11    Buyer Group Contracts. Parent has delivered to the Company true and complete copies of the Buyer Group Contracts. Other than the Buyer Group Contracts, (a) there is no Contract relating to the transactions contemplated hereby between or among two or more of Buyer Group Parties, and (b) there is no Contract between Parent, Merger Sub, any other Buyer Group Parties or any of their respective Affiliates, on the one hand, and any director, officer, employee or shareholder of the Company and its Subsidiaries, on the other hand, that relates in any way to the transactions contemplated by this Agreement, in each case of (a) and (b), (i) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration in connection with the transactions contemplated by this Agreement, or (ii) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Acquisition Proposal or Superior Proposal.

Section 4.12    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub and any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1    Conduct of the Company. From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, except as contemplated or permitted by this Agreement, as set forth in Section 5.1 of the Company Disclosure Letter, as required by applicable Laws or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (a) the Company shall, and shall cause each of its Subsidiaries to conduct the business of the Group Companies in the ordinary course consistent with past practice in all material respects, (b) the Company shall use its reasonable best efforts to preserve substantially intact the material assets and business organizations of the Group Companies, to keep available the services of the current officers and key employees of the Group Companies and to maintain in all material aspects the current relationships of the Group Companies with existing customers, suppliers and other Persons with which any Group Companies has material business relations, and (c) without limiting the generality of the foregoing, the Company shall not, nor shall it permit any Group Company to:

(i)    amend or otherwise change its memorandum and articles of association, bylaws or other similar organizational documents;

(ii)    (A) split, combine, subdivide or reclassify any Company Securities or any Company Subsidiary Securities, (B) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Company Securities or any Company Subsidiary Securities, except for dividends by any of its wholly-owned Subsidiaries to the Company or any of its other wholly-owned Subsidiaries consistent with past practice, (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, or (D) amend any term of any Company Security or any Company Subsidiary Security;

(iii)    issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber, or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance of: (A) any shares of any class of any Group Company (other than the issuance of (1) any Ordinary Shares upon the exercise of Company Options that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement and (2) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company); (B) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$7,000,000, other than in the ordinary course of business or between the Company and any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries; or (C) any Company Intellectual Property, except in the ordinary course of business;

(iv)    acquire (by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise), directly or indirectly, any material amount of assets, securities, properties, interests or businesses, other than (A) pursuant to existing contracts or commitments, (B) in the ordinary course of business, or (C) investment in any wholly-owned Subsidiary of the Company;

(v)    make any loan, capital contribution to, or investment in, any other Person (other than any wholly-owned Subsidiary of the Company), in excess of US$10,000,000 in aggregate;

(vi)    incur, assume, alter, amend or modify any indebtedness for borrowed money, or guarantee thereof, or issue any debt securities, except for (i) the incurrence or guarantee of indebtedness under any Group Company’s existing credit facilities as in effect on the date hereof or the renewal of such existing credit facilities in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such indebtedness, (ii) as carried out in the ordinary course of business, or (iii) the incurrence or guarantee of indebtedness not in an aggregate amount in excess of US$5,000,000;

(vii)    (A) with respect to any director, officer, employee, independent contractor or other service provider of the Company or any of its Subsidiaries whose annual base salary or compensation exceeds US$100,000, (1) grant or increase any severance or termination pay (or amend any existing severance pay or termination arrangement) or (2) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), (B) increase benefits payable under any existing severance or termination pay policies, (C) establish, adopt or amend (except as required by applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, (D) increase compensation, bonus or other benefits payable to any director, officer, employee, independent contractor or other service provider of the Company or any of its Subsidiaries, except, with respect to any director, officer, employee, independent contractor or other service provider of the Company or any of its Subsidiaries whose annual base salary or compensation does not exceed US$100,000, for increases in the ordinary course of business consistent with past practice, or (E) hire, terminate of employment relationship (other than termination pursuant to the terms of any existing Contract as of the date hereof), or materially change scope of employment, position or job title with respect to any C-level executives and member of the management team of the Company or any of its Subsidiaries, and any employee whose annual compensation is no less than that of the top fifty paid employees of the Company;

(viii)    (A) except in the ordinary course of business and pursuant to the terms of the Company Share Plan, issue or grant any Company Equity Award or equity or equity-based awards of other types to any director, officer, employee, independent contractor or service provider of the Company or any of its Subsidiaries, (B) establish, adopt, amend or terminate any Employee Plan or materially amend the terms of any outstanding Company Options or Company Restricted Share Awards, (C) take any action to accelerate the vesting or payment, of compensation or benefits under the Company Share Plan, or (D) forgive any loans to any director, officer, employee, independent contractor or service provider of the Company or any of its Subsidiaries;

(ix)    make any material changes with respect to financial accounting policies or procedures, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(x)    commence any Action for a claim of more than US$5,000,000 (excluding any Action seeking for an injunctive relief or other similar equitable remedies) or settle any Action (A) for an amount in excess of US$5,000,000, (B) that would impose any material restrictions on the business or operations of any Group Company, or (C) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of any Group Company relating to the transactions contemplated hereby;

(xi)    effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving any Group Company, other than the transactions contemplated hereby;

(xii)    authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$5,000,000 or capital expenditures which are, in the aggregate, in excess of US$10,000,000 for the Group Companies taken as a whole;

(xiii)    except in the ordinary course of business, (A) enter into any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof which calls for annual aggregate payments of US$5,000,000 or more, or (B) materially amend, modify, renew (other than any automatic renewal in accordance with the relevant contractual terms), consent to the termination of, or waive any material rights under, any Material Contract;

(xiv)    amend, modify, consent to the termination of, or waive any rights under, any Advisor Contract;

(xv)    enter into any Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of any Group Company, one the other hand, except for (i) Contracts solely between the Company and/or its wholly-owned Subsidiaries and (ii) Contracts permitted under Section 5.1(vii);

(xvi)    permit any material Company Intellectual Property to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in such Intellectual Property owned by any Group Company, or grant or license or transfer to any Third Party any such material Intellectual Property owned by any Group Company, except grants of non-exclusive licenses of Intellectual Property or in the ordinary course of business;

(xvii)    fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(xviii)    enter into, or propose to enter into, any transaction involving any earn-out or similar payment payable by any Group Company, to any Third Party, other than payments in the ordinary course of business;

(xix)    make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material agreement or seek any ruling from any Governmental Authority with respect to material Taxes, settle any material controversy with respect to Taxes, initiate any voluntary Tax disclosure to any Governmental Authority, or change any method of Tax accounting or Tax accounting period;

(xx)    engage in the conduct of any new line of business material to the Company and its Subsidiaries, taken as a whole; or

(xxi)    announce an intention, enter into any agreement or otherwise make a legally binding commitment, resolve or commit to do any of the foregoing.

Section 5.2    Conduct of Parties. Each Party agrees that, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, such Party shall not, and shall cause its Subsidiaries not to, take any action or fail to take any action (including any action with respect to a Third Party) that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially impede, interfere with, hinder or materially delay the consummation of the transactions contemplated under this Agreement or result in any of the conditions to effecting the Merger becoming incapable of being satisfied or have a Material Adverse Effect or Parent Material Adverse Effect (as applicable).

Section 5.3    Compliance. During the period from the date of this Agreement until the earlier of the Effective Time and valid termination of this Agreement pursuant to Article VIII, the Company shall ensure that each Group Company will conduct its business in compliance with all applicable Laws in all material respects, and obtain, make and maintain in effect, all material consents, approvals, authorizations or permits of, or filings with or notifications to, the relevant Governmental Authority or other Person required in respect of the due and proper establishment and operations of such Group Company in accordance with applicable Laws.

Section 5.4    No Control of Other Party’s Business. Without in any way limiting any Party’s rights or obligations under this Agreement (including Section 5.1 and Section 5.2), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1    Proxy Statement.

(a)    As promptly as reasonably practicable after the date of this Agreement, the Company, with the cooperation and assistance of Parent and Merger Sub, shall prepare the Proxy Statement relating to authorization and approval of this Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated hereby, including the Merger and Director Appointment. Each of the Company, Parent and Merger Sub shall (and Parent shall procure each other Buyer Group Party to) use its reasonable best efforts so that the Proxy Statement will comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder, taking into account exemptions available to a “foreign private issuer” as such term is defined in Rule 3b-4(c) under the Exchange Act. Each of Parent and Merger Sub shall (and Parent shall procure each other Buyer Group Party to) provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement.

(b)    Subject to applicable Law, prior to any dissemination of the Proxy Statement to the shareholders of the Company, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such documents, which the Company shall consider in good faith. Each of the Company, Parent and Merger Sub shall (and Parent shall procure each other Buyer Group Party to) furnish all information concerning such Party to the other Parties as reasonably requested in connection with the preparation, furnishing, filing and distribution of the Proxy Statement. If at any time prior to the Shareholders Meeting, the Company, Parent or Merger Sub discovers any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates, officers or directors that should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company; provided, that prior to such filing, to the extent permitted by Law, the Company, Parent and Merger Sub, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other party and their Representatives a reasonable opportunity to comment thereon. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall promptly notify the other Party upon the receipt of any correspondences from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement (if applicable) and shall provide the other Party with copies of all correspondences between such Party and the SEC relating to the Proxy Statement.

(c)    Each of the Company, Parent and Merger Sub agrees to promptly correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect.

(d)    For the avoidance of doubt and notwithstanding anything herein to the contrary, in connection with any disclosure regarding a Change of Recommendation made pursuant to the terms of this Agreement, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Proxy Statement or the Rule 13E-3 Transaction Statement on Schedule 13E-3 (if applicable), or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 6.2    Shareholders Meeting; Board Recommendation.

(a)    Subject to applicable Law, Section 6.2(f) and Section 6.3, the Company shall convene the Shareholders Meeting as soon as practicable but in any event no later than the time scheduled for a shareholders’ meeting called in response to the Group Requisitions or any other requisition to convene a shareholders meeting proposed by shareholders of the Company after the date of this Agreement (any proposal requested to be put forth by the Group Requisitions or any other such requisition is hereby referred to as a “Competing Resolutions”). In the event that the time of the shareholders’ meeting in response to the Group Requisitions has been publicly announced and is on a date that is prior to the Shareholders Meeting, subject to applicable Law, Section 6.2(f) and Section 6.3, the Company shall take all necessary actions so that the Shareholders Meeting will take place no later than that shareholders’ meeting, unless such actions by the Company would be prohibited by any Order. Subject to applicable Law and Section 6.3, the Company shall establish a record date for determining shareholders of the Company entitled to vote at the Shareholders Meeting (the “Record Date”) in consultation with Parent, and shall not change such Record Date or establish a different record date for the Shareholders Meeting without the prior written consent of Parent , unless required to do so by applicable Law; and in the event that the date of the Shareholders Meeting as originally called is for any reason adjourned or otherwise delayed, except as required by applicable Laws, the Company agrees that unless Parent shall have otherwise approved in writing, the Company shall implement such adjournment or other delay in such a way that the Company does not establish a new Record Date for the Shareholders Meeting, as so adjourned or delayed. Subject to Section 6.3(d) and Section 6.3(e), the Company shall mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under cover of Form 6-K) as of the Record Date, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated hereby, including the Merger and Director Appointment, and take all actions required under the BVI Act, the Memorandum and Articles of Association and the applicable requirements of the Nasdaq Global Select Market necessary to duly call, give notice of, convene and hold an extraordinary general meeting of the Company for the purpose of approving this Agreement and the transactions contemplated hereby, including the adoption and approval of the Merger, the Director Appointment, the Plan of Merger, the Articles of Merger and any other transactions as reasonably agreed by the Company and Parent to be necessary or appropriate in connection with the Merger (including any adjournment thereof, the “Shareholders Meeting”).

(b)    As soon as practicable after the mailing the Proxy Statement, the Company shall hold the Shareholders Meeting, unless such actions by the Company would be prohibited by any Order or in violation of applicable Laws. Subject to this Section 6.2 and Section 6.3, (i) the Board of Directors shall make the Company Board Recommendation and include in the Proxy Statement the Company Board Recommendation, and (ii) the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated under this Agreement, including the Merger and Director Appointment, and shall take all other action necessary or advisable to secure the Company Requisite Vote.

(c)    In the event that at the Shareholders Meeting there is any Competing Resolutions to be put to the holders of the Ordinary Shares for approval, the Company shall include in the relevant proxy statement and proxy card the resolutions required under Section 6.2(a) and the resolutions in connection with the Competing Resolutions in separate sections. Subject to Section 6.3, the Company shall provide the Company Board Recommendation and, unless otherwise agreed by Parent and the Company, a recommendation from the Board of Directors that the holders of the Ordinary Shares vote against the Competing Resolutions; provided that, solely in respect of any Competing Resolutions requested to be put forth by any requisition other than the Group Requisitions, the Board of Directors shall make its recommendation that the holders of the Ordinary Shares vote against such Competing Resolutions unless it would be inconsistent with the directors’ fiduciary duties under applicable Law.

(d)    In the event that subsequent to the date hereof, the Board of Directors makes a Change of Recommendation and/or authorizes the Company to terminate this Agreement pursuant to Section 6.3(d) and Section 6.3(e), the Company shall not be required to convene the Shareholders Meeting or submit this Agreement to the holders of the Ordinary Shares for approval.

(e)    Notwithstanding Section 6.2(b), the Company may, after consultation in good faith with Parent, adjourn, postpone or recommend the adjournment of the Shareholders Meeting to its shareholders solely (A) to the extent required by applicable Law, (B) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Requisite Vote, or (C) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company within a reasonable amount of time in advance of the Shareholders Meeting. If the Shareholders Meeting is adjourned, the Company shall convene and hold the Shareholders Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence, provided that, the Company shall not recommend to its shareholders the adjournment of the Shareholders Meeting to a date that is less than five (5) Business Days prior to the End Date.

(f)    Subject to applicable Law and the terms of the Memorandum and Articles of Association, Parent may request that the Company adjourn or postpone the Shareholders Meeting for up to thirty (30) days with respect to any single adjournment, and ninety (90) days in the aggregate (but in any event no later than five (5) Business Days prior to the End Date), (i) if as of the time for which the Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Ordinary Shares represented (either in person or by proxy) that have submitted ballots in favor of the authorization and approval of this Agreement, the Plan of Merger, the Articles of Merger, and the transactions contemplated hereby, including the Merger and Director Appointment, to obtain the Company Requisite Vote or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure that is required by applicable Law and (B) such supplemental or amended disclosure to be disseminated and reviewed by the shareholders of the Company prior to the Shareholders Meeting, in which event the Company shall, in each case, cause the Shareholders Meeting to be adjourned in accordance with Parent’s request in accordance with this Section 6.2(f). To the extent the Company is unable to adjourn or postpone the Shareholders Meeting at the request of Parent in accordance with this Section 6.2(f), subject to applicable Law and the terms of the Memorandum and Articles of Association, the Company will, upon the written request of Parent, call another extraordinary general meeting of the Company to consider the same subject matter.

Section 6.3    Go Shop; No Solicitation of Transactions.

(a)    Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement until 11:59 p.m. Hong Kong time on the date which is fifteen (15) days after the date of this Agreement (the “Go-Shop Period End Date”), the Company and its Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Special Committee) to (i) initiate, solicit and encourage Acquisition Proposals, including by way of public disclosure and by way of providing access to non-public information to any Person (each, a “Solicited Person”) pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements; provided that the Company shall provide to Parent, substantially concurrently with providing it to any such other Solicited Person, any material information concerning the Company or its Subsidiaries that it has provided to any Solicited Person which was not previously provided to Parent; and (ii) enter into and maintain discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with, assist or participate in, facilitate, or take any other action in connection with any such inquiries, proposals, discussions or negotiations. Within forty-eight (48) hours following the Go-Shop Period End Date, the Company shall notify Parent of the material terms and conditions of the Acquisition Proposals (including any amendments or modifications thereof) received from any Excluded Party and the identity thereof. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement that would prohibit or restrict the Company from providing such information to Parent.

(b)    Except as set forth in Section 6.3(c), Section 6.3(d) and Section 6.3(e), after the Go-Shop Period End Date:

(i)    the Company shall not, and shall cause its Subsidiaries, and their respective Representatives not to, directly or indirectly:

(A)    solicit, initiate, propose, knowingly facilitate or knowingly encourage the Acquisition Proposal or any proposal, offer, inquiry or request for information or request for negotiations or discussions that would reasonably be expected to lead to any Acquisition Proposal or inquiries regarding or the making, submission or consummation of any Acquisition Proposal;

(B)    engage in, maintain, continue, knowingly facilitate or knowingly encourage or otherwise participate in any discussions or negotiations regarding an Acquisition Proposal with, or provide any non-public information or data concerning the Company or any of its Subsidiaries to, any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in furtherance of the Acquisition Proposal or any proposal, offer, inquiry or request for information or request for negotiations or discussions that would reasonably be expected to lead to any Acquisition Proposal;

(C)    (v) change, withhold, withdraw, qualify or modify (or publicly propose to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (w) fail to make the Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement, (x) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company an Acquisition Proposal, or (y) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (it being understood and agreed that any communication made in accordance with Section 6.3(f) with respect to such tender offer or exchange offer, shall not be deemed a Change of Recommendation if such communication is made prior to the tenth Business Day after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any of the foregoing in this clause (C), a “Change of Recommendation”);

(D)    enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement or commitment (other than an Acceptable Confidentiality Agreement) contemplating or otherwise relating to, any Acquisition Proposal (the “Alternative Acquisition Agreement”);

(E)    adopt resolutions or otherwise take any action to grant any Third Party waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes to which the Company or any of its Subsidiaries is a party or with respect to any class of equity interests of the Company or any of its Subsidiaries (provided that (x) if the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be reasonably expected to be inconsistent with its fiduciary duties under applicable Laws, the Company may waive any such provision to the extent necessary to permit the Person bound by such provision to propose an Acquisition Proposal to the Board of Directors, and (y) such restriction shall not apply if the Company releases or waives the corresponding provision in the Confidentiality Agreement); or

(F)    resolve or agree to do any of the foregoing.

(ii)    the Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, (A) cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives and financing sources conducted prior to the Go-Shop Period End Date with respect to any Acquisition Proposal, and (B) use reasonable best efforts to request each Third Party that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of any Acquisition Proposal to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement.

(c)    Notwithstanding anything to the contrary in this Agreement, at any time after the Go-Shop Period End Date and prior to the receipt of the Company Requisite Vote:

(i)    the Company, directly or indirectly through its Representatives and acting only under the direction of the Special Committee, may contact any Third Party and its Representatives that has made after the date of this Agreement an unsolicited, written, bona fide Acquisition Proposal to clarify and understand the terms and conditions thereof and to notify such Person of the restrictions of this Section 6.3; and

(ii)    the Company, directly or indirectly through its Representatives and acting only under the direction of the Special Committee, may (A) engage in negotiations or discussions with such Third Party and its Representatives that has made after the date of this Agreement an unsolicited, bona fide written Acquisition Proposal that the Special Committee in their good faith judgment, after consultation with its financial advisor and outside legal counsel, believes such Acquisition Proposal is or would reasonably be expected to lead to a Superior Proposal, and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent (to the extent that Parent is willing to receive such information), as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party, and (C) take any non-appealable, final action that any court of competent jurisdiction orders the Company to take;

provided, that prior to taking any actions described in clause (ii) above, the Special Committee has determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Laws. For the avoidance of doubt, after the Go-Shop Period End Date, the Company may continue to take any of the actions described in this Section 6.3(c) (subject to the limitations and obligations set forth herein) with respect to any written, bona fide Acquisition Proposal submitted by a Solicited Person after the date of this Agreement but on or before the Go-Shop Period End Date (each such Solicited Person, an “Excluded Party”) if the Special Committee has determined in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal.

(d)    Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to obtaining the Company Requisite Vote, if the Company has received a bona fide written proposal or offer with respect to Acquisition Proposal which was not withdrawn and which was not obtained in violation of this Section 6.3 (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) and the Special Committee determines, in its good faith judgment after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that failure to make a Change of Recommendation with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Law, the Board of Directors may, upon the recommendation of the Special Committee, (A) effect a Change of Recommendation, and/or (B) authorize the Company to terminate this Agreement in accordance with Section 8.1(d)(iii) to enter into an Alternative Acquisition Agreement, but in each case only if:

(i)    the Company shall have complied with the requirements this Section 6.3 (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub);

(ii)    each of the following obligations or conditions shall have been satisfied prior thereto: (A) the Company shall have provided prior written notice (the “Notice of Superior Proposal”) to Parent that the Company has received a Superior Proposal, specifying the identity of the party making such Superior Proposal and the material terms thereof and indicating that the Board of Directors intends to effect a Change of Recommendation or take any other action described in this Section 6.3(d) (it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change of Recommendation), and (B) the Company (1) shall, and shall cause its Representatives to, during the period beginning at 5:00 p.m. Hong Kong time on the day of delivery by the Company to Parent of such Notice of Superior Proposal (or, if delivered after 5:00 p.m. Hong Kong time or on any day other than a Business Day, beginning at 5:00 p.m. Hong Kong time on the next Business Day) and ending four (4) Business Days later at 5:00 p.m. Hong Kong time (the “Superior Proposal Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement or the Financing Commitments, and (2) shall permit Parent and its Representatives during the Superior Proposal Notice Period to make a presentation to the Board of Directors regarding this Agreement or the Financing Commitments and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that in the event of any material revisions to the Acquisition Proposal, the Company shall deliver a new written notice to Parent and comply again with the requirements of this Section 6.3(d)(ii) with respect to such new written notice; provided, further, that with respect to each such new written notice to Parent, the Superior Proposal Notice Period shall be deemed to be a two (2) Business Day period rather than the four (4) Business Day period first described above; and

(iii)    following the end of the Superior Proposal Notice Period (and any renewed period thereof), the Board of Directors shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, after considering the terms of any proposed amendment or modification to this Agreement or the Financing Commitments, and any other information provided by Parent, that the Acquisition Proposal continues to constitute a Superior Proposal and the failure to effect a Change of Recommendation with respect to such Acquisition Proposal would still be inconsistent with the directors’ fiduciary duties under applicable Laws.

(e)    Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Requisite Vote, if an Intervening Event has occurred and the Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Laws, the Board of Directors may make a Change of Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.1(d)(iii); provided that prior to effecting a Change of Recommendation in connection with an Intervening Event in accordance with this Section 6.3(e), (i) the Company shall have provided a prior written notice (the “Notice of Intervening Event”) to Parent that the Board of Directors intends to effect a Change of Recommendation pursuant to this Section 6.3(e), describing in reasonable detail the facts of such Intervening Event, and (ii) the Company (A) shall, and shall cause its Representatives to, during the period beginning at 5:00 p.m. Hong Kong time on the day of delivery by the Company to Parent of such Notice of Intervening Event (or, if delivered after 5:00 p.m. Hong Kong time or on any day other than a Business Day, beginning at 5:00 p.m. Hong Kong time on the next Business Day) and ending four (4) Business Days later at 5:00 p.m. Hong Kong time (the “Intervening Event Notice Period”) negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement or the Financing Commitments in a manner that obviates the need for such Change of Recommendation or so that the failure to effect a Change of Recommendation would no longer be inconsistent with the directors’ fiduciary duties under applicable Law, and (B) shall permit Parent and its Representatives during the Intervening Event Notice Period to make a presentation to the Board of Directors or the Special Committee regarding this Agreement or the Financing Commitments and any adjustments with respect thereto (to the extent Parent desires to make such presentation); and (iii) following the end of the Intervening Event Notice Period, the Board of Directors determines in good faith, after consultation with its financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement or the Financing Commitments, and any other information provided by Parent, that failure to make a Change of Recommendation with respect to such Intervening Event would still be inconsistent with the directors’ fiduciary duties under applicable Laws.

(f)    None of the Company, the Board of Directors or any committee of the Board of Directors shall enter into any Contract with any Third Party to limit or not to give prior notice to Parent of its intention to effect a Change of Recommendation in violation of the Company’s obligation to notify Parent hereunder.

(g)    Nothing contained in this Section 6.3 shall prevent the Board of Directors from (x) complying with Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.3; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be a Change of Recommendation unless the Board of Directors reaffirms the Company Board Recommendation in such statement or in connection with such action or (y) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(h)    Prior to the termination of this Agreement pursuant to Article VIII, the Company shall not submit to the vote of its shareholders any Acquisition Proposal or enter into any Alternative Acquisition Agreement.

(i)    The Company shall promptly inform its Representatives of the obligations applicable to such directors, officers and Representatives in this Section 6.3.

(j)    For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)    “Superior Proposal” means a bona fide written Acquisition Proposal (provided that, for purposes of the definition of “Superior Proposal,” each reference to “15%” in the definition of “Acquisition Proposal” shall be replaced with “50%”) which was not obtained in violation of Section 6.3 (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub), that (i) provides for the payment of cash consideration per Ordinary Share to holders thereof that is in excess of the Per Share Merger Consideration, and that (ii) the Board of Directors (with the approval of the Special Committee) or the Special Committee has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel), (a) would be reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal deemed relevant in good faith by the Board of Directors or the Special Committee (including financing, regulatory or other consents and approvals, shareholder litigation, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), and (b) would, if consummated, result in a transaction more favorable to the shareholders of the Company (other than holders of the Excluded Shares) from a financial point of view than the transactions contemplated hereby (including the effect of any termination fee or provision relating to the reimbursement of expenses); provided, however, that any such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if (I) any debt or equity financing required to consummate the transaction contemplated by such offer or proposal is not fully committed, (II) any debt or equity financing required to consummate the transaction contemplated by such offer or proposal is subject to any outbound direct investment review by Governmental Authorities in PRC that is more burdensome than such review to which the Financing is subject, provided that this clause (II) shall not apply if the cash consideration per Ordinary Share to holders thereof contemplated by such offer or proposal is no less than 115% of the Per Share Merger Consideration, (III) the receipt of any debt or equity financing is a condition to the consummation of such transaction, (IV) the termination fee the Company is entitled to receive in the event such transaction is not consummated due to the failure to obtain financing is lower than the termination fee the Company is entitled to received in such an event hereunder, or (V) the consummation of such transaction is conditional upon any due diligence in respect of the Group Companies (which, for the avoidance of doubt, shall not include the inclusion of a customary “access to information” covenant such as Section 6.6 in any documentation for such transaction).

(ii)    “Intervening Event” means a material change, event, occurrence or development that occurs or arises after the date of this Agreement that did not result from any breach of this Agreement by the Company or its Subsidiaries or its or their Representatives and that materially affects the Company and its Subsidiaries or their business, assets or operations, taken as a whole, that was not known or reasonably foreseeable to either the Board of Directors or the Special Committee as of or prior to the date of this Agreement, which change, event, occurrence or development becomes known to the Board of Directors or the Special Committee after the date hereof and before receipt of the Company Requisite Vote and did not result from or arise out of the announcement or pendency of, or any actions required to be taken by the Company (or to be refrained from being taken by the Company) pursuant to, this Agreement; provided that in no event shall (x) the receipt, existence of or terms of an Acquisition Proposal or a Superior Proposal or any inquiry relating thereto or the consequences thereof, (y) any change in the price, or change in trading volume, of the Ordinary Shares, or (z) any change in the composition of the Board of Directors or the Special Committee after the date of this Agreement constitute an Intervening Event.

Section 6.4    Further Action; Efforts.

(a)    Subject to the terms and conditions of this Agreement, each Party shall use its reasonable best efforts to (and, in the case of Parent, cause each of the other Buyer Group Parties to) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable, all documentation to effect all necessary notices, reports and other filings and obtaining as promptly as practicable all consents, approvals, registrations, authorizations, waivers, permits, clearances and Orders necessary or advisable to be obtained from any third party or any Governmental Authority in order to consummate the Merger and the other transactions contemplated hereby; provided, that nothing herein shall require the Company or any of its Subsidiaries to take any action that is not contingent upon the Closing.

(b)    Without limiting the generality of the foregoing, as soon as practicable after the date of this Agreement, Parent shall (i) use reasonable best efforts to cause the relevant investors to make the filings with the NDRC, the Ministry of Commerce of China and SAFE or their respective local commissions and/or branches pursuant to the Administrative Measures on Enterprise Outbound Investment (企业境外投资管理办法) of the PRC, as amended, and the rules and regulations thereunder, with respect to such investors’ investments in relation to the transactions contemplated by this Agreement and related outbound indirect investments as set out in further detail in Schedule 7.1(c) of this Agreement, and promptly confirm to the Company in writing when such filings have been made, and (ii) initiate a pre-filing consultation with the NDRC as to whether the Merger is subject to the review of the NDRC under the China FISR Measures, and in the event that the NDRC concludes that the Merger is subject to the review of the NDRC under the China FISR Measures, Parent shall make the filing with the NDRC with assistance with the Company as soon as practicable upon receipt of such notification from the NDRC.

(c)    If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party shall use their reasonable best efforts to take all such action. In furtherance of and not in limitation of the foregoing, the Company and Parent shall offer to take (and if such offer is accepted, commit to take) all steps to avoid or eliminate impediments under any Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the Effective Time to occur prior to the End Date. Without limiting the foregoing, the Company and Parent shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of the Company or Parent or any Affiliate of the Company or Parent or, effective as of the Effective Time, the Surviving Company, or their respective Subsidiaries or otherwise offer to take or offer to commit to take any action which it is capable of taking and if the offer is accepted, take or commit to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Company or Parent or any Affiliate of the Company or Parent, the Surviving Company or their respective Subsidiaries, in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action, which would otherwise have the effect of preventing or delaying the Effective Time beyond the End Date. Notwithstanding anything to the contrary in this Agreement, the parties hereto understand and agree that in no event shall the Company be required to (and the Company shall not be in breach of this Agreement for failure to) take any action in respect of, or agree or commit to, (x) any sale, divestiture, disposition of any asset or business of the Company or its Subsidiaries or (y) any action to limit its freedom of action, or its ability to retain, any of the businesses, services or assets of the Company or its Subsidiaries, in each case of (x) and (y), unless such action, agreement or commitment is conditional upon the consummation of the Merger and with effect from and after the Effective Time.

(d)    Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall use its reasonable best efforts to (and, in the case of Parent, cause each of the other Buyer Group Parties to, in the case of Company, shall cause the Subsidiaries of the Company to) (i) cooperate with each other in connection with any filing or submission with any Governmental Authority and in connection with any investigation or other inquiry by any Governmental Authority, including any proceeding before any Governmental Authority that is initiated by a private party, and take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated hereby, including employing such resources as are necessary to obtain the Required Regulatory Approvals; (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable for any application or other filing to be made by the other Party to any Governmental Authority pursuant to any applicable Law in connection with the transactions contemplated by this Agreement, including application or filing to obtain the Required Regulatory Approvals; (iii) promptly notify the other Party of any substantive (whether verbal or written) communication received by such Party from, or given by such Party to, any Governmental Authority regarding any of the transactions contemplated hereby and, subject to applicable Law, furnish the other Party promptly with copies of all written correspondence and communications between them and any Governmental Authority with respect to the transactions contemplated hereby, including communications and correspondences in relation to obtaining the Required Regulatory Approvals; (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, any Governmental Authority in connection with the transactions contemplated hereby, including inquiries, information or documentation in relation to obtaining the Required Regulatory Approvals; and (v) permit the other Party to review, and to the extent practicable consult with the other Party in advance and consider in good faith the other Party’s reasonable comments in connection with, any material communication with any Governmental Authority in connection with the transactions contemplated hereby, including communication in relation to obtaining the Required Regulatory Approvals; provided that each Party shall be entitled to redact materials (1) as necessary to comply with contractual arrangements, (2) as necessary to address reasonable legal privilege or confidentiality concerns, determined based on the advice of such Party’s outside legal counsel, or (3) to the extent relating to the Company’s valuation and similar matters relating to the Merger.

(e)    No Party shall independently participate in any substantive meeting or communication with any Governmental Authority in respect of any filing, investigation or other inquiry relating to the transactions contemplated hereby without giving the other Parties sufficient prior notice of such meeting or communication and, to the extent permitted by such Governmental Authority, giving the other Parties the opportunity to attend or participate in such meeting or communication.

Section 6.5    Notification of Certain Matters. The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Authority in connection with the Merger or any of the other transactions contemplated hereby, (b) any notice or other communication received by such Party from any Person alleging that the consent of such Person is or may be required in connection with the Merger or any of the other transactions contemplated hereby, and (c) any Action commenced or, to such Party’s knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries or Affiliates which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any section of this Agreement or relate to the Merger or any of the other transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section 6.5 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that the failure to give prompt notice pursuant to this Section 6.5 shall not constitute a failure of a condition set forth in Article VII except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 6.6    Access to Information; Confidentiality.

(a)    From the date hereof until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, and subject to applicable Law and the Confidentiality Agreement, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate with Parent in its investigation of the Company and its Subsidiaries. Any investigation pursuant to this Section 6.6 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries or the prompt and timely discharge by such officers or employees of their normal duties. Neither the Company nor any of its Subsidiaries shall be required to provide access or to disclose information where such access or disclosure would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries or contravene any applicable Law or requirements of any Governmental Authority or any binding agreement entered into prior to the date of this Agreement (provided that the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate with Parent in seeking and obtaining any consent or waiver or other arrangement to allow disclosure of such information in a manner that would not result in such violation, contravention, prejudice, or loss of privilege). All requests for information made pursuant to this Section 6.6(a) shall be directed to the executive officer or other Person designated by the Company.

(b)    With respect to the information disclosed pursuant to Section 6.6(a), each of Parent and Merger Sub shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the confidentiality agreement, dated November 21, 2023, between the Company and Advanced Technology (Cayman) Limited (as amended, restated, supplemented or otherwise modified from time to time, the “Confidentiality Agreement”), which shall remain in full force and effect in accordance with its terms. Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to Section 6.6(a) by its Representatives.

Section 6.7    Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the Nasdaq Global Select Market to enable the delisting by the Surviving Company of the Ordinary Shares from the Nasdaq Global Select Market and the deregistration of the Ordinary Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.8    Publicity. Except as may be required by applicable Law, the press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. Thereafter, at any time prior to the earlier of the Effective Time and the valid termination of this Agreement pursuant to Article VIII, except as may be required by applicable Law, the Company and Parent shall consult with each other before the Company or any Buyer Group Party issues any press release, has any communication with the press, making any other public statement with respect to this Agreement or the transactions (including the Merger and Director Appointment) contemplated by this Agreement, and shall provide each other a reasonable opportunity to review and comment on (and consider such proposed comments in good faith), such press releases, communication or public statement. Notwithstanding the foregoing, the restrictions set forth in this Section 6.8 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change of Recommendation made in compliance with this Agreement.

Section 6.9    Employee Benefits.

(a)    For a period of 12 months following the Effective Time, Parent shall provide, or shall cause the Surviving Company or its Subsidiaries to provide, to each employee of the Company or its Subsidiaries who continues to be employed by the Surviving Company or any Subsidiary thereof immediately following the Closing Date (the “Continuing Employees”), (i) a salary, wage, target non-equity bonus opportunity and commissions opportunity (excluding any change in control, retention, transaction, or similar bonuses) that is in each such case no less favorable than the salary, wage, target non-equity bonus opportunity and commissions opportunity (excluding any change in control, retention, transaction, or similar bonuses) that was provided to such Continuing Employee immediately prior to the Effective Time, (ii) employee welfare and other benefits that are substantially comparable in the aggregate to the employee welfare and other benefits that were provided to such Continuing Employee immediately prior to the Effective Time and (iii) severance entitlements that are no less favorable than the severance entitlements that were provided to such Continuing Employee immediately prior to the Effective Time.

(b)    With respect to any benefit plan or arrangement maintained by Parent, or its Affiliates (including the Surviving Company) in which any Continuing Employee is eligible to participate on or after the Closing Date, as of the Closing Date, for purposes of determining eligibility to participate, level of benefits and vesting and benefit plan accruals, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer) prior to the Closing Date shall be treated as service with Parent and its Affiliates (including the Surviving Company) as of the Closing Date; provided that the foregoing shall not apply to the extent that it would result in any duplication of benefits for the same period of service. With respect to any health and welfare plan maintained by Parent or its Affiliates (including the Surviving Company) in which any Continuing Employee is eligible to participate on or after the Closing Date, Parent shall, or shall cause its Affiliates (including the Surviving Company) to use commercially reasonable efforts to and to the extent permitted under the applicable employee benefit plan, (i) waive, or cause to be waived, all preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of each Continuing Employee (and his or her eligible dependents) and (ii) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which each Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Closing Date.

(c)    Parent shall honor and assume, or shall cause to be honored and assumed, the terms of all Employee Plans, subject to the amendment and termination provisions thereof as in effect on the date hereof.

(d)    Nothing in this Agreement shall confer upon any Continuing Employee or any other Person any right to employment (or any term or condition of employment) or to continue in the employ or service of Parent, the Surviving Company or any Subsidiary or Affiliate of Parent or the Surviving Company, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any Subsidiary or Affiliate of Parent or the Surviving Company, which rights are hereby expressly reserved, to discharge or terminate the services of any Person or any Continuing Employee at any time and for any reason whatsoever, with or without cause, subject to the terms of any applicable Employee Plan or Law. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9 shall (i) be deemed or construed to be an amendment, termination or other modification of the Employee Plan or any other benefit or compensation plan, program, policy, agreement or arrangement, (ii) prevent Parent, the Surviving Company or any Subsidiary or Affiliate of Parent or the Surviving Company from amending or terminating the Employee Plans or any benefit or compensation plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them, or (iii) create any third-party beneficiary or other rights or remedies in any Person, other than the Parties, including any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.10    Directors’ and Officers’ Indemnification and Insurance.

(a)    From and after the Effective Time, Parent shall cause the Surviving Company to agree that it will indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, settlements, damages or liabilities incurred in connection with any actual or threatened Actions, whether civil, criminal, administrative or investigative and whether formal or informal, arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time (including the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries or any acts or omissions occurring or alleged to occur (including acts or omissions with respect to the approval of this Agreement or the transactions contemplated hereby or arising out of or pertaining to the transactions contemplated hereby and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to the Effective Time), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the British Virgin Islands and its Memorandum and Articles of Association in effect on the date of this Agreement to indemnify such Person and Parent or the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Action, including any expenses incurred in successfully enforcing such Person’s rights under this Section 6.10.

(b)    Parent shall cause the Surviving Company to honor and perform the obligations under any indemnification provision and any exculpation provision in the Company’s Memorandum and Articles of Association. The provisions in the Surviving Company’s memorandum and articles of association with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in the Company’s Memorandum and Articles of Association in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party except as required by applicable Law.

(c)    Parent shall maintain, or shall cause the Surviving Company to maintain, at no expense to the beneficiaries, in effect for at least six years from the Effective Time the current policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company (provided that Parent or the Surviving Company may substitute therefor policies of at least the same coverage containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance; provided, however, that after the Effective Time, Parent and the Surviving Company shall not be required to pay pursuant to this Section 6.10(c) more than an amount per annum equal to 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto under each such policy, but in such case shall purchase as much coverage as reasonably practicable for such amount. In lieu of maintaining the directors’ and officers’ liability insurance policies pursuant to the first sentence of this Section 6.10(c) and at Parent’s request, the Company shall purchase from insurance carriers with comparable credit ratings, no later than the Effective Time, a six-year prepaid “tail policy” providing at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to claims arising from facts or events that occurred at or before the Effective Time, including the transactions contemplated hereby, and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance. In the event Parent elects for the Company to purchase such a “tail policy”, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail policy” in full force and effect and continue to honor their respective obligations thereunder. Parent agrees to honor and perform under, and to cause the Surviving Company to honor and perform under, for a period of six years after the Effective Time, all indemnification agreements by and among the Company or any of its Subsidiaries and any Indemnified Party as in effect as of the Effective Time.

(d)    If Parent or the Surviving Company or any of their respective successors or assigns (i) shall consolidate or amalgamate with or merge into any other corporation or entity and shall not be the continuing, merged or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 6.10.

(e)    The provisions of this Section 6.10 shall survive the Merger and, following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and Representatives, each of which shall be a third party beneficiary of the provisions of this Section 6.10.

(f)    The rights of the Indemnified Parties under this Section 6.10 shall be in addition to any rights such Indemnified Parties may have under the Memorandum and Articles of Association of the Company or the comparable governing instruments of any of its Subsidiaries, or under any applicable contracts or Laws. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 6.10 is not prior to, or in substitution for, any such claims under any such policies.

Section 6.11    Parent Financing.

(a)    Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to arrange and consummate the Financing on the terms and conditions described in or contemplated by the Financing Commitments, including using reasonable best efforts to, to the extent necessary to fund the Required Amount: (i) maintain in effect the Financing Commitments, (ii) satisfy (or obtain waivers to) on a timely basis all conditions applicable to Parent or Merger Sub to funding in the Debt Financing Commitments and the definitive agreements to be entered into pursuant thereto (including by consummating the Equity Financing substantially concurrently therewith), (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Debt Financing Commitments prior to the Closing Date and (iv) enforce its rights under the Financing Commitments and consummate the Financing prior to or at the Closing. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitments or the definitive agreements with respect thereto, or unfavorable from the standpoint of Parent and/or Merger Sub, Parent and Merger Sub shall promptly so notify the Company and use their reasonable best efforts to arrange to obtain alternative financing (the “Alternative Financing”), including from alternative sources, as promptly as practicable following the occurrence of such event in an amount, when added with Parent and Merger Sub’s existing cash on hand and the Equity Financing Commitments, sufficient to consummate the transactions contemplated by this Agreement, which Alternative Financing would not involve terms and conditions in the aggregate that are less favorable, from the standpoint of the Company, to Parent or Merger Sub than the Debt Financing Commitments as in effect on the date hereof. None of Parent and Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Debt Financing Commitments or any definitive agreements with respect thereto without the prior written consent of the Company if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Debt Financing which would cause the Financing to be less than the Required Amount, or (ii) impose new or additional conditions to the Debt Financing or otherwise expand, amend or modify the Debt Financing in a manner that would reasonably be expected to (A) prevent or materially delay the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated hereby or (B) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Commitments or any definitive agreements with respect thereto. Upon any amendment, supplement or modification of the Debt Financing Commitments made in compliance with this Section 6.11, Parent shall provide a copy thereof to the Company (except that the commitment letters (including the term sheet annexed thereto) and the fee letter are subject to redactions of commercially sensitive information)) and the term “Debt Financing Commitments” shall mean the Debt Financing Commitments as so amended, supplemented or modified, including any Alternative Financing. None of Parent and Merger Sub shall request to the Debt Financing Sources any amendments and/or supplements to the Debt Financing Commitments, any definitive agreements with respect thereto or any other documents delivered thereunder or in relation thereto (including this Agreement) in connection with the minimum cash deposit requirement as set forth in Section 7.2(e) hereto without the prior written consent of the Company; provided that, any request for amendments or supplements with terms more favorable to the Company than the relevant terms in the Debt Financing Commitments shall not require the prior written consent of the Company so long as it would not give rise to a termination of the Debt Financing Commitment by the lender thereunder. With regard to any reasonable request from the Company in respect of the terms of the Debt Financing Commitments, Parent shall use commercially reasonable efforts to cooperate with the Debt Financing Sources to amend and supplement the Debt Financing Commitments.

(b)    Prior to the Closing, the Company shall use its reasonable best efforts to provide to Parent and Merger Sub, and shall cause its Subsidiaries and its Representatives to use its reasonable best efforts to provide to Parent and Merger Sub, at Parent’s sole cost and expense, all reasonable cooperation reasonably requested by Parent that is necessary and customary in accordance with the terms of the Debt Financing, including using its reasonable best efforts to take the following actions: (i) furnishing Parent and Merger Sub and their financing sources with the financial information and other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent in connection with the Debt Financing Commitments and the transactions contemplated by this Agreement or customary for the placement, arrangement or syndication of loans or distribution of debt contemplated by the Debt Financing Commitments to assist in preparation of customary offering or information documents or rating agency or lender or investor presentations relating to such placement, arrangement and/or syndication of the Debt Financing, (ii) upon reasonable notice, participating in a reasonable number of lender presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies at reasonable times and locations mutually agreed and otherwise reasonably cooperating with the marketing efforts of Parent and its financing sources, (iii) reasonably facilitating the provision of guarantee and pledging of collateral, including by executing and delivering definitive financing documents, including pledge and security documents and other documents (including original stock certificates), to the extent reasonably requested by Parent (provided that (A) none of the documents or certificates shall be executed or delivered except in connection with the Closing and none of the foregoing shall be effective prior to (or not contingent upon) the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective officers or employee involved), (iv) reasonably assisting with procuring customary payoff letters, lien releases, terminations, deregistrations or filings, and (v) providing information regarding the Company and its Subsidiaries reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001. Notwithstanding the foregoing, (x) nothing in this Section 6.11 shall require such cooperation to the extent it would unreasonably interfere with the business or operations of the Company and its Subsidiaries, (y) none of the Company or any of its Subsidiaries shall be required to pay any commitment or other fee or incur any other liability or obligation in connection with the Debt Financing contemplated by the Debt Financing Commitments (or any Alternative Financing) or be required to take any action for which it would not be indemnified hereunder, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Debt Financing (or any Alternative Financing) or any of the foregoing prior to the Effective Time and (z) nothing in this Section 6.11 shall require the Company or any of its Subsidiaries to be an issuer or other obligator with respect to any Debt Financing (or any Alternative Financing) prior to the Effective Time.

(c)    Parent (i) shall promptly, upon request by the Company, reimburse the Company following the valid termination of this Agreement for all reasonable and documented out-of-pocket costs (including (A) reasonable outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by the Company, any of its Subsidiaries or their respective Representatives in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.11 and (ii) shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the Debt Financing (or any Alternative Financing) and the performance of their respective obligations under this Section 6.11 (including any action taken in accordance with this Section 6.11) and any information utilized in connection therewith, except in the event such losses arose out of or resulted from the willful misconduct of such Person.

Section 6.12    Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent shall use its reasonable best efforts to take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute on such transactions.

Section 6.13    No Amendment to Buyer Group Contracts. Parent and Merger Sub shall not, and each shall cause the other Buyer Group Parties not to, without the Company’s prior written consent, (i) amend, modify, withdraw or terminate any Buyer Group Contract or waive any rights thereunder, (ii) enter into any Contract to prohibit or restrict any director, management member or employee of the Company or its Subsidiaries to take any actions described in Section 6.3 in connection with an Acquisition Proposal to the extent such actions are permitted to be taken by the Company thereunder or (iii) enter into or modify any Contract to which any management members, directors or shareholders of the Company, its Subsidiaries or any of their respective Affiliates receives consideration of a different amount or nature than the Per Share Merger Consideration in connection with the transactions contemplated by this Agreement that is not provided or expressly contemplated in the Buyer Group Contracts as of the date hereof.

Section 6.14    Actions Taken at Direction of Buyer Group Parties. Notwithstanding anything herein to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, if such breach or alleged breach is the proximate result of action or inaction taken by the Company at the direction of any Buyer Group Party or any member of the Board of Directors affiliated with any Buyer Group Party, regardless of whether there is any approval or direction of the Board of Directors or the Special Committee. Neither Parent nor Merger Sub shall be entitled to any award of damages or other remedy, in each case for any breach or inaccuracy in the representations and warranties made by the Company, to the extent any Buyer Group Party or any Representative thereof that is an executive officer or director of the Company has actual knowledge of such breach or inaccuracy as of the date hereof.

Section 6.15    Available Cash. The Company shall use reasonable best efforts to take, or cause to be taken, and cause each Group Company to take, all actions and to do, or cause to be done (in each case, subject to applicable Laws), all things necessary to ensure that immediately prior to and at the Effective Time, the aggregate amount of Available Cash shall equal or exceed the Required Available Cash Amount.

Section 6.16    Appointment of Directors. When the Company submits this Agreement, the Plan of Merger, the Articles of Merger and the transactions contemplated hereby to its shareholders for authorization and approval at the Shareholders Meeting, the Company shall include proposals to increase the size of the Board of Directors to create three additional director seats and nominate three individuals proposed by Parent as independent directors to the Board of Directors (the “Director Appointment”). Within seven Business Days after the date hereof, Parent shall provide the Company with (i) consent letter from each such nominee to serve as a director of the Company, (ii) such other information in respect of each such nominee as may be reasonably requested by the Company for inclusion in the Proxy Statement, including information that such nominee meets the “independence” requirement for directors as required under the applicable NASDAQ rules, and (iii) a resignation letter from each such nominee pursuant to which he/she agrees to resign as a director with immediate effect in the event this Agreement is terminated. Upon obtaining the shareholders’ approval for the Director Appointment and subject to the terms of the Memorandum and Articles of Association, the Company shall promptly (i) instruct the registered agent of the Company to update the register of directors of the Company to reflect the Director Appointment, (ii) provide to the Parent and Merger Sub a certified copy of the updated register of directors of the Company reflecting the Director Appointment, and (iii) file, or cause to be filed, with the Registrar such updated register of directors of the Company. Notwithstanding anything to the contrary herein, in the event this Agreement is terminated, the Company shall be entitled to remove any and all individuals appointed as a director of the Company pursuant to the Director Appointment with immediate effect.

Section 6.17    Transaction Litigation. The Company shall (a) give Parent the opportunity to participate in the defense or settlement of any Action commenced or, to the knowledge of the Company, threatened against the Company, its shareholders or directors relating to this Agreement or the transactions contemplated hereunder, (b) afford Parent a reasonable opportunity to review and comment on filings and responses related thereto, which comments the Company shall consider and implement in good faith, acting reasonably and (c) keep Parent apprised of, and consult with Parent with respect to, proposed strategy and any significant decisions related thereto. No settlement or offer of settlement of any such Action shall be agreed to or made without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). Each of Parent and the Company shall notify the other promptly of the commencement of any such Action of which it has received notice.

ARTICLE VII

CONDITIONS OF MERGER

Section 7.1    Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or written waiver, if permissible under Law, by Parent and the Company) at or prior to the Closing Date of the following conditions:

(a)    Shareholder Approval. The Company Requisite Vote shall have been obtained;

(b)    Orders. No Order which prohibits, restrains, stays, makes illegal or enjoins the consummation of the transactions (including the Merger but excluding the Director Appointment) contemplated by this Agreement shall remain in effect; and

(c)    Required Regulatory Approval. Any applicable waiting periods, together with any extensions thereof, or any actions, non-actions, consents, approvals, waivers, or clearances from any Governmental Authority as set forth in Schedule 7.1(c) of this Agreement (the “Required Regulatory Approvals”) shall have expired, been terminated or obtained, as applicable.

Section 7.2    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or written waiver by Parent) at or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties.

(i)    Other than the representations and warranties of the Company contained in Section 3.1(a) (Corporate Existence and Power; Organization), Section 3.2 (Corporate Authorization), subsections (a) and (b) of Section 3.5 (Capitalization), the second sentence of Section 3.10 (Absence of Certain Changes), Section 3.20 (Finders’ Fees) and Section 3.22 (Company Rights Agreement), the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality,” “Material Adverse Effect” or any similar standard or qualification set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not constitute a Material Adverse Effect;

(ii)    the representations and warranties set forth in Section 3.2 (Corporate Authorization), Section 3.20 (Finders’ Fees) and Section 3.22 (Company Rights Agreement) shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time); and

(iii)    the representations and warranties set forth in Section 3.1(a) (Corporate Existence and Power; Organization), and subsections (a) and (b) of Section 3.5 (Capitalization) and the second sentence of Section 3.10 (Absence of Certain Changes) shall be true and correct in all respects (except for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing Date;

(c)    Dissenting Shareholders. The holders of no more than 10% of the Ordinary Shares shall have validly served and not validly withdrawn a notice of dissent under Section 179 of the BVI Act.

(d)    Available Cash. The aggregate amount of Available Cash immediately prior to the Closing shall equal or exceed the Required Available Cash Amount, and the Company shall have delivered to Parent written evidence thereof in form and substance reasonably satisfactory to Parent.

(e)    Minimum Cash Deposits. Deposit accounts (“Deposit Accounts”) satisfactory to the Financing Bank shall be maintained or opened by each of (i) Beijing HollySys Co., Ltd. (北京和利时系统工程有限公司), (ii) Hangzhou HollySys Automation Limited Company (杭州和利时自动化有限公司) and (iii) any other Subsidiary as agreed between Merger Sub and the Financing Bank, and the aggregate amount standing to the credit of the Deposit Accounts shall be no less than US$500,000,000 or its equivalent (the “Required Deposit Amount”); provided that the Required Deposit Amount shall be increased by: (a) 10%, with regard to any amount standing to the credit in any Deposit Account established within the PRC, and (b) 5%, with regard to any amount standing to the credit in any Deposit Account (within or outside of the PRC) that is not denominated in US dollars.

(f)    No Material Adverse Effect. No Material Adverse Effect shall have occurred since the date of this Agreement; provided that for purposes of this clause (f), clause (b) of the definition of “Material Adverse Effect” shall be deemed to say “(b) would prevent or materially impede the consummation of the Merger”.

(g)    Certificate. Parent shall have received a certificate of an executive officer of the Company, dated as of the Closing Date, certifying that the conditions set forth in Section 7.2(a) through Section 7.2(f) have been satisfied.

Section 7.3    Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or written waiver by the Company) at or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct, in each case as of the date hereof and the Closing Date as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be true and correct, individually or in the aggregate, have not and would not reasonably be expected to prevent or materially delay the consummation of any of the transactions contemplated by this Agreement or otherwise have a material adverse effect on the ability of Parent or Merger Sub to perform their obligations under this Agreement (a “Parent Material Adverse Effect”);

(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Closing Date; and

(c)    Certificate. The Company shall have received a certificate of an executive officer of Parent, dated as of the Closing Date, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4    Frustration of Closing Conditions. Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such Party’s (or in the case of Parent or Merger Sub, by any Buyer Group Party’s) failure to act in good faith to comply with this Agreement and consummate the transactions contemplated hereby.

ARTICLE VIII

TERMINATION

Section 8.1    Termination.

This Agreement may only be terminated and the Merger may only be abandoned at any time prior to the Effective Time:

(a)    by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting upon the recommendation of the Special Committee);

(b)    by written notice from either Parent or the Company if any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order having the effect set forth in Section 7.1(b); provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the Party seeking to terminate if such Party (or, in the case of Parent, Parent or Merger Sub) is in breach of, or has breached, any of its obligations under this Agreement, which breach is a material cause of, or results in, such Order;

(c)    by written notice from either Parent or the Company if the Merger shall not have been consummated on or before December 11, 2024 (such date, as it may be extended in accordance with the following proviso, the “End Date”); provided that, the End Date (i) may be extended by mutual written agreement of Parent and the Company, and (ii) shall automatically be extended by up to two periods of additional sixty days each if (x) as of the date on which the End Date would occur, all of the conditions to Closing (other than those conditions that by their terms are to be satisfied at the Closing) set forth in Article VII are satisfied other than the conditions set forth in Section 7.1(c), and (y) the termination date for the Debt Financing Commitments shall have been extended to no earlier than the End Date so extended; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Party seeking to terminate if such Party (or, in the case of Parent, Parent or Merger Sub) is in breach of, or has breached, any of its obligations under this Agreement, which breach is a material cause of, or results in, the failure of the Merger to be consummated on or before the End Date;

(d)    by written notice from the Company if:

(i)    there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.3 would not be satisfied and, in either such case, such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by the Company to Parent or (B) the End Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.2 not to be satisfied;

(ii)    (A) all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been and continue to be satisfied or waived in accordance with this Agreement, (B) the Company has given Parent and Merger Sub an irrevocable written notice confirming that all of the closing conditions in Section 7.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), or that the Company is willing to waive any unsatisfied conditions in Section 7.3 and that the Company is ready, willing and able to consummate the Merger; and (C) Parent and Merger Sub fail to consummate the Merger within five (5) Business Days following the date on which the Closing should have occurred pursuant to Section 1.2; or

(iii)    the Board of Directors, acting upon the recommendation of the Special Committee, shall have made, prior to obtaining the Company Requisite Vote, a Change of Recommendation with respect to a Superior Proposal pursuant to Section 6.3(d) or with respect to an Intervening Event pursuant Section 6.3(e); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.1(d)(iii) unless the Company has (A) complied with the requirements of Section 6.3 with respect to such Change of Recommendation (other than immaterial non-compliance that does not adversely affect Parent or Merger Sub) and (B) complied with Section 8.2 and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.1(d)(iii).

(e)    by written notice from Parent if:

(i)    there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Section 7.2 would not be satisfied and, in either such case, such breach or failure of condition is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by Parent to the Company or (B) the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement that would cause a condition set forth in Section 7.3 not to be satisfied; or

(ii)    the Board of Directors or any committee thereof shall have made, prior to obtaining the Company Requisite Vote, a Change of Recommendation; or

(f)    by written notice from either Parent or the Company if the Company Requisite Vote shall not have been obtained at the Shareholders Meeting duly convened therefor and concluded or at any adjournment thereof that is then concluded, in each case, at which a vote on the approval of this Agreement, the Plan of Merger, the Merger and the other transactions contemplated hereby was taken; provided that the right to terminate this Agreement pursuant to this Section 8.1(f) shall not be available to any Party seeking to terminate if such Party (or, in the case of Parent, Parent or Merger Sub) is in breach of, or has breached, any of its obligations under this Agreement (which, in the case of Parent or Merger Sub, shall include the failure of any Buyer Group Party to fulfill any of its respective obligations under the Buyer Group Contracts), which breach is a material cause of, or results in, such failure to obtain the Company Requisite Vote.

Section 8.2    Effect of Termination.

(a)    In the event of the valid termination of this Agreement pursuant to Section 8.1, written notice thereof shall be given to the other Party or Parties hereto, specifying the provision hereof pursuant to which such termination is made and this Agreement shall forthwith become void and there shall be no liability or obligation under this Agreement on the part of any Party hereto, except as provided in Section 6.6(b), Section 6.8 (Publicity), the expense reimbursement and indemnification provisions of Section 6.11(c), this Section 8.2 (Effect of Termination), Section 8.3 (Expenses) and Article IX (General Provisions), which shall survive such valid termination in accordance with its terms and conditions. The Parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance in accordance with the terms and conditions set forth in Section 9.12.

(b)    In the event that:

(i)    (A) a bona fide proposal or offer with respect to an Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the Shareholders Meeting (or prior to the termination of this Agreement if there has been no Shareholders Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by Parent pursuant to Section 8.1(c) and the failure of the Merger to occur by the End Date is as a result of any action or inaction on the part of the Company, any of its Subsidiaries or any of their respective Representatives that is in breach of its obligations under this Agreement, and (C) within 12 months after the termination of this Agreement, the Company or any of its Subsidiaries consummates, or enters into a definitive agreement in connection with, any Acquisition Proposal (in each case whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)) (provided that for purposes of this Section 8.2(b)(i), all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii)    this Agreement is terminated by Parent pursuant to Section 8.1(e)(i) or Section 8.1(e)(ii); or

(iii)    this Agreement is terminated by the Company pursuant to Section 8.1(d)(iii) (including with respect to an Intervening Event),

then the Company shall pay, or cause to be paid, to Parent or its designees an amount equal to US$33,000,000 (the “Company Termination Fee”) by wire transfer of immediately available funds as promptly as possible (but in any event (x) prior to or concurrently with the entry by the Company into the definitive agreement in connection with an Acquisition Proposal and as a condition of the consummation by the Company of such Acquisition Proposal in the case of a termination referred to in clause (i) above, (y) within two (2) Business Days after such termination in the case of a termination referred to in clause (ii) above, or (z) prior to or concurrently with the termination of this Agreement in case of a termination pursuant to clause (iii) above).

(c)    In the event that this Agreement is validly terminated by the Company pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii), Parent shall pay to the Company a fee of US$33,000,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds, such payment to be made within two (2) Business Days of the applicable termination.

(d)    The Parties acknowledge and hereby agree that each of the Parent Termination Fee and the Company Termination Fee, as applicable, if, as and when required pursuant to this Section 8.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee, as the case may be, on more than one occasion.

(e)    Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to timely pay an amount due pursuant to Section 8.2(b), or Parent fails to timely pay an amount due pursuant to Section 8.2(c), the Company shall pay to Parent, or Parent shall pay to the Company, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and the reasonable and documented out-of-pocket fees and expenses of any expert or consultant engaged by Parent or the Company (as applicable)) in connection with the collection and enforcement of this Section 8.2, together with interest on the unpaid amount of such payment under Section 8.2(b) or Section 8.2(c), as the case may be, from the date such payment was required to be made at the prime rate as published in Wall Street Journal Table of Money Rates on such date plus 2.00% in effect on such date. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(f)    Notwithstanding anything to the contrary provided in this Agreement, but subject to Section 9.12, if the Company fails to effect the Closing for any reason or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then Parent’s right to terminate this Agreement and receive the Company Termination Fee pursuant to Section 8.2(b) and, if applicable, the costs and expenses of Parent pursuant to Section 8.2(e), Parent’s right to seek specific performance in accordance with and subject to the terms and conditions of Section 9.12, shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of Parent Related Parties and any of their respective Affiliates against the Company and its Subsidiaries, any of their respective former, current or future general or limited partners, shareholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, Representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, shareholder, controlling Person, manager, member, director, officer, employee, Affiliate, Representative, agent, assignee or successor of any of the foregoing (each a “Company Related Party”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith (in each case, whether willfully, intentionally, unintentionally or otherwise); provided that in no event shall Company Related Party be subject to monetary damages in excess of the amount of the Company Termination Fee in the aggregate (and any costs, expenses, interest and other amounts payable pursuant to Section 8.2(e)).

(g)    Notwithstanding anything to the contrary provided in this Agreement, but subject to Section 9.12, if Parent or Merger Sub fails to effect the Closing for any reason or no reason or breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.2(c) and, if applicable, the costs and expenses of the Company pursuant to Section 8.2(e) and Section 6.11(c), the Company’s rights under the Limited Guarantee and the Company’s right to seek specific performance in accordance with and subject to the terms and conditions of Section 9.12, shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger Sub, any Investor, any of their respective former, current or future general or limited partners, shareholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, Representatives, agents or any of their respective assignees or successors or any former, current or future general or limited partner, shareholder, controlling Person, manager, member, director, officer, employee, Affiliate, Representative, agent, assignee or successor of any of the foregoing (each a “Parent Related Party”) for any breach, loss, damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under or otherwise arising from or in connection with this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith (in each case, whether willfully, intentionally, unintentionally or otherwise); provided that in no event shall Parent Related Party be subject to monetary damages in excess of the amount of the Parent Termination Fee in the aggregate (and any costs, expenses, interest and other amounts payable pursuant to Section 6.11(c) and Section 8.2(e)).

Section 8.3    Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1    Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement shall survive the Effective Time, except for (a) the covenants and agreements contained in this Article IX, Article II, Section 6.9 (Employee Benefits) and Section 6.10 (Directors’ and Officers’ Indemnification and Insurance), and (b) those other covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time, which shall survive the Effective Time until fully performed.

Section 9.2    Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties; provided that the Company may only take such action with the approval of the Special Committee.

Section 9.3    Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b)) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein; provided that the Company may only take such action with the approval of the Special Committee. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder.

Section 9.4    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given when delivered in person or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, request, claim, demand and other communication shall be deemed to have been duly served (i) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (ii) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (iii) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (iv) if sent by registered post, five days after posting.

(a)    if to Parent or Merger Sub:

Superior Technologies Holding Limited

Superior Technologies Mergersub Limited

Address: Suite 3501, 35/F, Jardine House, 1 Connaught Place, Central, Hong Kong

Attention:    Liang Meng; John Wang

Email:         leon@ascendentcp.com; john@ascendentcp.com

with an additional copy (which shall not constitute notice) to:

Morrison & Foerster LLP

Address: Edinburgh Tower, 33/F, The Landmark, 15 Queen’s Road

Central, Hong Kong

Attention:    Marcia Ellis; Rongjing Zhao

Email:          mellis@mofo.com; rzhao@mofo.com

Morrison & Foerster LLP

Address: 250 West 55th Street, New York, NY 10019

Attention:     Spencer Klein

Email:           spencerklein@mofo.com

(b)    if to the Company:

Hollysys Automation Technologies Ltd.

Address: No.2 Disheng Middle Road, Beijing Economic-

Technological Development Area, Beijing,

People’s Republic of China, 100176

Attention:    Investor Relation Department

Email:          investors@hollysys.com

with an additional copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

Address: 10th Floor, The Hong Kong Club Building

3A Chater Road, Hong Kong

Attention:    Miranda So

Email:          miranda.so@davispolk.com

Section 9.5    Certain Definitions.

(a)    Defined Terms. For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement with terms no less favorable to the Company than those in the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement);

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company and its Subsidiaries or 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 15% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company, or (iv) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets and any class of equity or voting securities involved is 15% or more; for the avoidance of doubt, (a) the transaction proposed by the investor consortium led by Recco Control Technology Pte. Ltd and Dazheng Group (Hong Kong) Investment Holdings Company Limited, and (b) the transaction proposed by representatives of the Company’s management team, Mr. Lei Fang and Mr. Yue Xu shall each constitute Acquisition Proposal;

“Action” means any litigation, hearing, suit, claim, charge, action, proceeding, investigation by or before any Governmental Authority or any arbitration;

“Affiliate” means, with respect to any Person, any other Person that is directly or indirectly, controlling, controlled by, or under common control with, such Person, and with respect to any natural person, shall also include any member of the immediate family of such natural person; provided that, prior to the Closing, the Buyer Group Parties shall not be deemed to be Affiliates of the Company and/or any of the Company’s Subsidiaries and vice versa;

“Anticorruption Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the PRC Criminal Law, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, each as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions;

“Available Cash” means net cash of the Company and its Subsidiaries on a consolidated basis (which, for the avoidance of doubt, shall (i) be calculated in the same manner as how net cash is calculated for purposes of the Company Balance Sheet and (ii) include cash deposited in the Deposit Accounts), net of issued but uncleared checks, in each case available free of any Lien immediately prior to and as of the Closing;

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banks are required or authorized to close in the British Virgin Islands, the PRC, Hong Kong or the City of New York, New York;

“Buyer Group Contracts” means, collectively, the Debt Financing Commitments, the Equity Commitment Letters, the Limited Guarantee, and the Support Agreement;

“Buyer Group Parties” means Parent, Merger Sub, each of the Investors, the Rollover Securityholder, the Sponsor and the respective Affiliates of each of the foregoing, excluding the Company or any of its Subsidiaries, and a “Buyer Group Party” means any of them;

“China FISR Measures” means the Measures on Foreign Investment Security Review (外商投资安全审查办) of the PRC, as amended, and the rules and regulations thereunder;

“Company Balance Sheet” means the consolidated balance sheet of the Company as of June 30, 2023 and the footnotes thereto set forth in the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2023;

“Company Balance Sheet Date” means June 30, 2023;

“Company Equity Award” means any Company Option or Company Restricted Share Award granted pursuant to the Company Share Plan or otherwise;

“Company Option” means each outstanding share option issued by the Company pursuant to the Company Share Plan that entitles the holder thereof to purchase Ordinary Shares upon the vesting of such award;

“Company Restricted Share Award” means each outstanding award of restricted Ordinary Shares issued by the Company pursuant to the Company Share Plan that is subject to transfer and other restrictions which lapse upon the vesting of such award;

“Company Rights” means the preferred share purchase rights issued pursuant to the Company Rights Agreement;

“Company Rights Agreement” means the Amended and Restated Rights Agreement, dated as of September 24, 2020, between the Company and Continental Stock Transfer & Trust Company, as rights agent;

“Company Share Plan” means the Company’s 2015 Equity Incentive Plan (as amended from time to time);

“Contract” means any legally binding note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument;

“control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Data Protection Law” means any applicable Laws relating to data privacy, data protection and data security, including with respect to the collection, use, storage, transmission, disclosure, transfer (including cross-border transfer), processing, retention, and disposal of Personal Data as that, or a similar or equivalent, term is defined under such applicable Law.

“Debt Financing Sources” means the entities party to the Debt Financing Commitments (as so amended, replaced, supplemented or modified by Alternative Financing, if applicable), any Person who signs a joinder to, or other definitive documentation with respect to, the Debt Financing Commitments (as so amended, replaced, supplemented or modified by any Alternative Financing, if applicable) and any Person that provides, or in the future enters into any Debt Financing Commitments (as so amended, replaced, supplemented or modified by any Alternative Financing, if applicable) to provide, any of the Debt Financing (or the Alternative Financing, if applicable), any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective Representatives, other than in each case Parent, Merger Sub or Investors;

“Dissenting Shares” means each Ordinary Share in respect of which the holder thereof has duly and validly exercised a right of dissent in accordance with Section 179 of the BVI Act and not effectively waived, withdrawn, forfeited, failed to perfect or otherwise lost its rights to dissent from the Merger;

“Dissenting Shareholders” means each holder of Dissenting Shares;

“Environmental Laws” means any and all Laws that have as their principal purpose the protection of the environment;

“Exchange Act” means the Securities Exchange Act of 1934;

“Excluded Shares” means, collectively, (i) Cancelled Shares and (ii) Ordinary Shares held by Parent or any direct or indirect Subsidiary of Parent immediately prior to or at the Effective Time, including the Rollover Shares;

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Ordinary Share underlying such Company Option.

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein;

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof;

“Government Official” means (a) any official, officer, employee or representative of, or other individual acting for or on behalf of, any Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise), or any public international organization (as defined in the U.S. Foreign Corrupt Practices Act), (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (a) or (b) of this definition;

“Group Company” means any of the Company and its Subsidiaries;

“Group Requisitions” means the written requisition by certain shareholders of the Company dated October 20, 2023 delivered through Conyers Dill & Pearman requesting the Company to hold a shareholders meeting to discuss and pass certain proposed resolutions.

“Hong Kong” means the Hong Kong Special Administrative Region;

“Intellectual Property” means any of the following rights in any jurisdiction anywhere in the world: (i) trademarks, service marks, trade names, corporate names, logos, slogans, trade dress, and domain names, together with all goodwill associated therewith, (ii) rights in inventions (whether or not patentable), patents, patent disclosures, utility model, and design patents, (iii) copyrights, copyrightable rights, moral rights and database rights, (iv) rights in know-how, confidential information, trade secrets, proprietary rights, and processes, and (v) all registrations or applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (i)-(iv);

“International Trade Laws” means any of the following: (a) any laws, regulations, rules, or orders concerning the exportation or re-exportation of items (including technology, services, and software), including but not limited to those administered by the U.S. Department of Commerce or the U.S. Department of State, (b) any laws, regulations, rules, or orders regarding economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. State Department, the United Nations, Canada, the European Union, or the United Kingdom, or (c) any laws, regulations, rules, or orders regarding anti-money laundering and/or know your customer requirements.

“Investors” means the Guarantor and Skyline Automation Technologies L.P.

“IT Systems” means all Software, systems, servers, computer hardware and equipment, firmware, middleware, networks, data, record keeping, communications, telecommunications, interfaces, platforms, and peripherals that are owned or controlled by the Company or any of its Subsidiaries or used in the conduct of their business.

“knowledge” (i) with respect to the Company means the actual knowledge of any of the individuals listed in Section 9.5(a) of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub means the actual knowledge of the members of the management team of Sponsor;

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority;

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities, improvements or fixtures currently or hereafter located thereon;

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company thereunder;

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), encumbrance, license, servient easement, adverse claim, reversion, reverter, restrictive covenant, condition or restriction of any kind;

“Material Adverse Effect” means any event, development, change, effect or occurrence that, individually or in the aggregate with all other events, developments, changes, effects or occurrences, (a) has, or would reasonably be expected to have, a material adverse effect on the business, results of operation, financial condition or assets of the Company and its Subsidiaries, taken as a whole or (b) would or would reasonably be expected to prevent or materially impede the consummation by the Company of the Merger; provided that, no events, developments, changes, effects or occurrences occurring after the date hereof and arising out of or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) (A) general changes or developments in the economy or the financial or capital markets in the United States, the PRC or elsewhere in the world in which the Company or its Subsidiaries have material operations, including as a result of changes in geopolitical conditions and (B) changes or developments in or affecting regional, domestic or any foreign interest or exchange rates, (ii) general changes or developments in the industries in which the Company or its Subsidiaries operate, (iii) (A) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or other transactions contemplated hereby, the public announcement or disclosure of this Agreement or the transactions contemplated hereby, the pendency or consummation of the transactions contemplated hereby, or the identity of Parent, the Investors, the Rollover Securityholder or any of their respective Affiliates, (B) the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein and (C) any action taken or omitted by the Company as required by this Agreement or at the express written request of or with the express written consent of Parent or Merger Sub, provided that this clause (iii) shall not apply to any representation or warranty set forth in Section 3.4, (iv) changes in any applicable Laws or regulations or GAAP or other applicable accounting regulations or principles or interpretation thereof, (v) any hurricane, tornado, earthquake, flood, tsunami, natural or man-made disaster, act of God, pandemic (including the COVID-19 virus pandemic) or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (vi) any decline in the market price or trading volume of the Ordinary Shares or the credit rating or credit rating outlook of the Company (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline shall be deemed to constitute, or be taken into account in determining whether there has been a Material Adverse Effect), (vii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided, that the facts, circumstances, developments, events, changes, effects or occurrences giving rise to or contributing to such decline shall be deemed to constitute, or be taken into account in determining whether there has been a Material Adverse Effect), (viii) any Action threatened, made or brought by any of the current or former shareholders of the Company (or on their behalf or on behalf of the Company) against the Company or any of its directors, officers or employees arising out of this Agreement or the Merger, or (ix) or (viii) the availability or cost of equity, debt or other financing to Parent or Merger Sub; except in the cases of clauses (i), (ii), (iv) or (v), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the same industries and geographic markets in which the Company and its Subsidiaries operate (in which case solely the incremental disproportionate impact or impacts shall be taken into account in determining whether there has been a Material Adverse Effect);

“Memorandum and Articles of Association” means the amended and restated memorandum and the amended and restated articles of association of the Company adopted on January 7, 2021, as may be further amended from time to time;

“NDRC” means the PRC National Development and Reform Commission;

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict issued, rendered or entered by any Governmental Authority of competent jurisdiction;

“Permitted Lien” means: (a) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (c) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (d) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon, (e) non-exclusive licenses of Intellectual Property granted by any Group Company to its customers in the ordinary course of business consistent with past practice, (f) Liens imposed by applicable Law, and (g) any other Liens that have been incurred or suffered in the ordinary course of business and that would not reasonably be expected to have a Material Adverse Effect;

“Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act), including, for the avoidance of doubt, any group of Persons;

“Personal Data” means: (i) a natural person’s name, street address, telephone number, email address, photograph, social security number or tax identification number, driver’s license number, credit card number, biometric identifier, or any other data that alone or in combination with other data held by the Company or any of its Subsidiaries allows identification of a natural person, and (ii) any other data defined as “personal data,” “personally identifiable information,” “nonpublic personal information,” “customer proprietary network information,” “individually identifiable health information,” “protected health information,” or “personal information” under any Law;

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan;

“Prohibited Person” means any Person that is (a) a national of any Sanctioned Jurisdiction, (b) listed on the United States Commerce Department’s Denied Parties List, Entity List, or Unverified List, the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers or Specially Designated Terrorists, the Annex to Executive Order No. 13224, or any other sanctioned party list administered by OFAC, the Department of State’s Debarred List, or UN Sanctions, or (c) any entity that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (b).

“Representatives” of a Person means such Person’s officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives;

“Required Available Cash Amount” means RMB4,700,000,000;

“SAFE” means the State Administration of Foreign Exchange of the PRC;

“Sanctioned Jurisdiction” means any jurisdiction that is the target of U.S. comprehensive sanctions (i.e., Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea region).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

“Securities Act” means the Securities Act of 1933;

“Software” means all (i) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (iii) development and design tools, library functions and compilers, (iv) technology supporting websites, and the contents and audiovisual displays of websites, and (v) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Sponsor” means Ascendent Capital Partners III GP, L.P.

“Subsidiary” means, with respect to any Person, (A) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof (including through any contractual arrangement) and (B) any partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests, through any contractual arrangement or otherwise, (ii) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity (including through any contractual arrangement). For the avoidance of doubt, for purposes of this Agreement, (x) each branch office of any Subsidiary of the Company, whether registered or not as required by the applicable laws of the jurisdiction of its operation, shall be deemed as a Subsidiary of the Company, and (y) neither the Company nor any of its Subsidiaries shall be deemed to be a Subsidiary of any Buyer Group Party or any of their respective Affiliates prior to the Effective Time;

“Support Agreement” means (i) the voting and support agreement, dated as of the date hereof, by and among Parent, Merger Sub and Rollover Securityholder; and (ii) any voting and support agreement entered into among Parent, Merger Sub and any Affiliate of Parent or Merger Sub that purchased any Ordinary Share, pursuant to any amendment to the Company Rights Agreement executed and delivered in connection with the transactions contemplated hereby, and substantially in the form of the voting and support agreement referenced in (i); it being understood and agreed that each such Affiliate of Parent or Merger Sub shall also be deemed a Rollover Securityholder and all Company Securities beneficially owned by it shall be deemed Rollover Securities hereunder.

“Takeover Statute” means any “fair prices,” “moratoriums,” “business combinations,” “control share acquisitions” or other similar forms of anti-takeover statutes, or “poison pills”, “shareholder rights plans” or similar contracts to each of which the Company is a party with respect to any shares of capital stock of the Company, or similar provisions under the organizational documents of the Company and its Subsidiaries;

“Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement);

“Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information;

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or Subsidiaries);

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates;

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Unvested Company Restricted Share Award” means any Company Restricted Share Award that is not a Vested Company Restricted Share Award.

“United States” or “U.S.” means the United States of America;

“US$” means the lawful currency of the United States;

“Vested Company Option” means any Company Option that shall have become vested on or prior to the Closing Date and remains outstanding on the Closing Date in accordance with the terms of such Company Option; and

“Vested Company Restricted Share Award” means any Company Restricted Share Award that shall have become vested on or prior to the Closing Date and remains outstanding on the Closing Date in accordance with the terms of such Company Restricted Share Award.

(b)    Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	Section 6.3(b)(i)(D)
Alternative Financing	Section 6.11(a)
Articles of Merger	Section 1.3
Bankruptcy and Equity Exception	Section 3.2(a)
Board of Directors	Recitals
Book-Entry Shares	Section 2.3(b)(i)
BVI Act	Recitals
Cancelled Shares	Section 2.1(b)
Cash Financing	Section 4.7(a)
Certificates	Section 2.3(b)(i)
Change of Recommendation	Section 6.3(b)(i)(C)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Board Recommendation	Section 3.2(b)
Company Disclosure Letter	Article III
Company Intellectual Property	Section 3.15(a)
Company Related Party	Section 8.2(f)
Company Requisite Vote	Section 3.2(a)
Company SEC Documents	Section 3.7(a)
Company Securities	Section 3.5(b)
Company Subsidiary Securities	Section 3.6(b)
Company Termination Fee	Section 8.2(b)
Competing Resolutions	Section 6.2(c)
Confidentiality Agreement	Section 6.6(b)
Continuing Employees	Section 6.9(a)
Creator	Section 3.15(d)
Debt Financing	Section 4.7(a)
Debt Financing Commitments	Section 4.7(a)
Director Appointment	Section 6.16
Dissenter Rights	Section 2.1(c)
Effective Time	Section 1.3
Employee Plan	Section 3.17(b)
End Date	Section 8.1(c)
Equity Commitment Letters	Section 4.7(a)
Equity Financing	Section 4.7(a)
Equity Financing Commitments	Section 4.7(a)
Exchange Fund	Section 2.3(a)
Excluded Party	Section 6.3(c)
Financial Advisor	Section 3.21
Financing	Section 4.7(a)
Financing Commitments	Section 4.7(a)
Go-Shop Period End Date	Section 6.3(a)
Guarantor	Recitals
HKIAC	Section 9.13

Indemnified Parties	Section 6.10(a)
Internal Controls	Section 3.7(e)
Intervening Event	Section 6.3(j)(ii)
Limited Guarantee	Recitals
Material Company Permits	Section 3.12(a)
Material Contract	Section 3.19
Merger	Recitals
Merger Sub	Preamble
Notice of Superior Proposal	Section 6.3(d)(ii)
Ordinary Shares	Section 3.5(a)
Parent	Preamble
Parent Material Adverse Effect	Section 7.3(a)
Parent Related Party	Section 8.2(g)
Parent Termination Fee	Section 8.2(c)
Party/Parties	Preamble
Paying Agent	Section 2.3(a)
Per Share Merger Consideration	Section 2.1(a)
Plan of Merger	Section 1.3
Preferred Shares	Section 3.5(a)
Proxy Statement	Section 3.9
Record Date	Section 6.2(a)
Registrar	Section 1.3
Required Amount	Section 4.7(d)
Required Regulatory Approvals	Section 7.1(c)
Rights Agreement Amendment	Recitals
Rollover Securities	Recitals
Rollover Securityholder	Recitals
Rollover Shares	Section 2.1(b)
SEC	Section 3.7(a)
Shareholders Meeting	Section 6.2(a)
Solicited Person	Section 6.3(a)
Special Committee	Recitals
Superior Proposal	Section 6.3(j)(i)
Superior Proposal Notice Period	Section 6.3(d)(ii)
Support Agreement	Recitals
Surviving Company	Section 1.1

Section 9.6    Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

Section 9.7    Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Letter), the Confidentiality Agreement, the Equity Financing Commitments and the Limited Guarantee constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void.

Section 9.8    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Section 6.10 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Ordinary Shares to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement, (c) at and after the Effective Time, the rights of the holders of Company Options or Company Restricted Share Awards to receive the payments or in exchange therefor the applicable equity-based awards of Parent contemplated by Section 2.2(b), as applicable, in accordance with the terms and conditions of this Agreement, and (d) each Company Related Party and Parent Related Party shall be a third-party beneficiary of Section 8.2, Section 9.2, this Section 9.8, Section 9.12, Section 9.13 and Section 9.14, as applicable.

Section 9.9    Governing Law.

(a)    This Agreement (other than Article I and with respect to matters relating to fiduciary duties of the Board of Directors and Article 9.13) and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement (other than Article I and with respect to matters relating to fiduciary duties of the Board of Directors and the arbitration clause in accordance with Section 9.13) or the negotiation, execution or performance of this Agreement (other than Article I and with respect to matters relating to fiduciary duties of the Board of Directors and the arbitration clause in accordance with Section 9.13) (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be interpreted, construed, performed and enforced in accordance with the Laws of the State of New York without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

(b)    Article I of this Agreement and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to Article I of this Agreement, the negotiation, execution or performance of Article I of this Agreement, or matters relating to fiduciary duties of the Board of Directors, shall be interpreted, construed, performed and enforced in accordance with the Laws of the British Virgin Islands without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.

Section 9.10    Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.11    Counterparts. This Agreement may be executed and delivered (including by facsimile transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.12    Specific Performance.

(a)    The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject in all respects to the terms and conditions of this Section 9.12, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of any bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby further acknowledge and agree that prior to the Closing, (i) the Company shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 6.4 and Section 6.11, by Parent or Merger Sub, and (ii) the Parent or Merger Sub shall be entitled to specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 6.4 and Section 6.11, by the Company. If any Party brings any Action to enforce specifically the performance of the terms and provisions hereof, the End Date shall automatically be extended by (x) the amount of time during which such Action is pending, plus twenty (20) Business Days or (y) such other time period established by the court presiding over such Action.

(b)    Notwithstanding the foregoing or anything herein to the contrary, it is hereby acknowledged and agreed that the Company shall be entitled to obtain an injunction, specific performance or other equitable remedies to cause Parent and Merger Sub to cause the Equity Financing to be funded and to consummate the Closing in accordance with Article I if, but only if, (i) all conditions in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or, if permissible, waived in accordance with this Agreement, (ii) Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2, (iii) the financing provided for by the Debt Financing Commitment (or the Alternative Financing, if applicable) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, and (iv) the Company has irrevocably confirmed in writing that, (x) all conditions set forth in Section 7.3 have been satisfied or that it is waiving any of the conditions to the extent not so satisfied in Section 7.3 and (y) if specific performance is granted and the Equity Financing and the Debt Financing (or the Alternative Financing, if applicable) are funded, the Company is ready, willing and able to consummate the Closing. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause Parent or Merger Sub to cause the Equity Financing to be funded or to effect the Closing in accordance with Section 1.2 if the Debt Financing (or, if applicable, Alternative Financing) has not been funded (or will not be funded at the Closing even if the Equity Financing is funded at the Closing).

(c)    Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d)    Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while the Company may concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 9.12 and (ii) payment of the Parent Termination Fee pursuant to Section 8.2(b), under no circumstances shall the Company be permitted or entitled to receive both (1) a grant of specific performance to cause the Equity Financing to be funded at the Closing in accordance with the terms of this Section 9.12 (whether under this Agreement or the Equity Financing Commitments) or other equitable relief that results in a Closing, and (2) payment of the Parent Termination Fee.

(e)    Notwithstanding anything else to the contrary in this Agreement, for the avoidance of doubt, while Parent or Merger Sub may concurrently seek (i) specific performance or other equitable relief, subject in all respects to this Section 9.12 and (ii) payment of the Company Termination Fee pursuant to Section 8.2(b), under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both (1) a grant of specific performance or other equitable relief that results in a Closing, and (2) payment of the Company Termination Fee.

Section 9.13    Jurisdiction. Any dispute, controversy, difference, or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach, or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the HKIAC Administered Arbitration Rules in force when the Notice of Arbitration is submitted and as may be amended by this Section 9.13. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The language of the arbitration shall be English and the tribunal shall consist of three arbitrators. The arbitration tribunal shall have no authority to award punitive damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 9.14    WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

Section 9.15    Interpretation. When reference is made in this Agreement to an Article, Exhibit, Schedule or Section, such reference shall be to an Article, Exhibit, Schedule or Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any contract or Law defined or referred to herein means such contract or Law as from time to time amended, modified or supplemented, including (in the case of contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive. With respect to the determination of any period of time, “from” means “from and including”. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to “dollars” or “$” are to United States dollars. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. Each of the Parties has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the Parties and without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY: HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Kok Peng TEH
Name: Kok Peng TEH
Title: Chairman of Special Committee

PARENT: SUPERIOR TECHNOLOGIES HOLDING LIMITED

By:	/s/ Liang Meng
Name: Liang Meng
Title: Director

MERGER SUB: SUPERIOR TECHNOLOGIES MERGERSUB LIMITED

By:	/s/ Liang Meng
Name: Liang Meng
Title: Director

EXHIBIT A

ARTICLES OF MERGER

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI Business Companies Act (as amended)

ARTICLES OF MERGER

These Articles of Merger entered into this [Day] day of [Month], [Year] by Hollysys Automation Technologies Ltd. (the Surviving Company) and Superior Technologies Mergersub Limited (the Merging Company), a wholly owned subsidiary of Parent, pursuant to Section 170 of the BVI Business Companies Act (as amended) (the Act) PROVIDE as follows:

1.

The Merging Company and the Surviving Company have agreed to merge on the terms and conditions contained in a Merger Agreement dated as of [December 11], 2023 (as amended and modified from time to time, the Merger Agreement) among the Merging Company, the Surviving Company and Superior Technologies Holding Limited (the Parent) in the form annexed in the Schedule to the Plan of Merger (as defined below).

2.

The parties hereto do hereby adopt the plan of merger, a copy of which is attached at Schedule 1 hereto (the Plan of Merger) to the intent that the merger shall be effective on the date on which these Articles of Merger are registered by the Registrar of Corporate Affairs of the British Virgin Islands or on such date, not exceeding 30 days thereafter, as specified in these Articles of Merger in accordance with Section 173(1) of the Act (the Effective Date).

3.

The Memorandum and Articles of Association of the Surviving Company were first registered with the Registrar of Corporate Affairs in the British Virgin Islands on the [Day] day of [Month], [Year] and subsequently by way of amendments thereto on the [Date].

4.	The Memorandum and Articles of Association of the Merging Company were registered with the Registrar of Corporate Affairs in the British Virgin Islands on the 6th day of September, 2021.

5.	The Merger was approved for the Surviving Company and the Merging Company by Resolutions of Directors respectively dated the [11th day of December, 2023] and the [11th day of December, 2023].

6.	The Merger was approved for both the Surviving Company and the Merging Company by Resolutions of Members, respectively dated the [Day] day of [Month], [Year] and the [Day] day of [Month], [Year].

7.	The Merging Company and the Surviving Company have complied with all the provisions of the laws of the British Virgin Islands to enable them to merge upon the Effective Date.

8.	The name of the Surviving Company upon the consummation and effectiveness of this Merger [shall remain to be “Hollysys Automation Technologies Ltd.”].

9.	These Articles of Merger may be executed in counterparts which when taken together shall constitute one instrument.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have caused these Articles of Merger to be executed on this [Day] day of [Month], [Year].

SIGNED for and on behalf of Hollysys Automation Technologies Ltd. by [Name], its [Director]	) ) ) )
[Name] [Director]

SIGNED for and on behalf of Superior Technologies Mergersub Limited by [Name], its [Director]	) ) ) )
[Name] [Director]

SCHEDULE 1

Plan of Merger

EXHIBIT B

PLAN OF MERGER

TERRITORY OF THE BRITISH VIRGIN ISLANDS

BVI BUSINESS COMPANIES ACT (AS AMENDED)

PLAN OF MERGER

This Plan of Merger is made on _______________ by and among Hollysys Automation Technologies Ltd. (the Surviving Company), a company limited by shares incorporated under the BVI Business Companies Act (as amended) (the Act), and Superior Technologies Mergersub Limited (the Merging Company), a company limited by shares incorporated under the Act and a wholly owned subsidiary of Parent.

BACKGROUND

(A)

The Merging Company and the Surviving Company have agreed to merge on the terms and conditions contained in a Merger Agreement dated as of [December 11], 2023 (as amended and modified from time to time, the Merger Agreement) among the Merging Company, the Surviving Company and Superior Technologies Holding Limited, an exempted company incorporated under the Laws of the Cayman Islands (the Parent) in the form annexed in the Schedule to this Plan of Merger.

(B)

The Merging Company is a BVI Business Company incorporated and existing under and by virtue of the Act, with company number 1009283, and is entering into this Plan of Merger pursuant to the provisions of Section 170 of the Act and the Merger Agreement.

(C)

The Surviving Company is a BVI Business Company incorporated and existing under and by virtue of the Act, with company number 2074773, and is entering into this Plan of Merger pursuant to the provisions of Section 170 of the Act and the Merger Agreement.

(D)	The directors of the parties hereto deem it desirable and in the best interest of the companies and their members, as the case may be, that the Merging Company be merged into the Surviving Company.

AGREED TERMS

Now therefore this Plan of Merger provides as follows:

10.	The constituent companies to this Plan of Merger are the Surviving Company and the Merging Company.

11.	The Surviving Company is Hollysys Automation Technologies Ltd..

12.	The Surviving Company has [number] Ordinary shares of a single class of US$0.001 par value per share in issue all of which are entitled to vote on the merger as one class.

13.	The Merging Company has 1 Ordinary share of a single class of US$1.00 par value per share in issue all of which are entitled to vote on the merger as one class.

14.

Upon the merger, the separate corporate existence of the Merging Company shall cease and the Surviving Company shall become the owner, without other transfer, of all the rights and property of the Merging Company and the Surviving Company shall become subject to all liabilities obligations and penalties of the Merging Company.

15.

The Surviving Company and the Merging Company have complied with all the provisions of the laws of the British Virgin Islands to enable them to merge on the date on which the Articles of Merger (as defined in the Merger Agreement) are registered by the Registrar of Corporate Affairs of the British Virgin Islands or on such date, not exceeding 30 days thereafter, as specified in the Articles of Merger in accordance with Section 173(1) of the Act (the Effective Date).

16.

The terms and conditions of the Merger, including the manner and basis of cancelling, reclassifying or converting shares in each constituent company into shares in the Surviving Company or other property as provided in Section 170(2)(c) of the Act, are set out in Section 2.1 of the Merger Agreement.

17.

The memorandum and articles of association of the Merging Company as in effect immediately prior to the Effective Date shall become the memorandum and articles of association of the Surviving Company, save and except that (a) all references to the name “Superior Technologies Mergersub Limited” shall be amended to “Hollysys Automation Technologies Ltd.”; (b) all references to the shares of the Surviving Company shall be amended to refer to the correct authorized shares of the Surviving Company consistent with this Plan of Merger and the Articles of Merger, until thereafter amended in accordance with the applicable provisions of the Act and such memorandum and articles of association; and (c) such memorandum and articles of association shall include such indemnification provisions as required by Section 6.10(b) of the Merger Agreement.

18.	This Plan of Merger shall be submitted to the members of both the Surviving Company and Merging Company for their approval by a resolution of members.

19.	The merger shall be effective as provided by the laws of the British Virgin Islands.

20.	This Plan of Merger may be executed in counterparts.

[Signature page follows]

In witness whereof the parties hereto have caused this Plan of Merger to be executed on this [Day] day of [Month], [Year].

SIGNED for and on behalf of Hollysys Automation Technologies Ltd. by [Name], its Director	) ) ) )
[Name] Director
SIGNED for and on behalf of Superior Technologies Mergersub Limited by [Name], its Director	) ) ) )
[Name] Director

SCHEDULE

Merger Agreement